UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE FRESH MARKET, INC.

(Name of Subject Company)

THE FRESH MARKET, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

35804H106

(CUSIP Number of Class of Securities)

Scott Duggan

Senior Vice President - General Counsel

The Fresh Market, Inc.

628 Green Valley Road, Suite 500

Greensboro, NC 27408

(336) 272-1338

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Damien R. Zoubek, Esq.

O. Keith Hallam III, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 8th Avenue

New York, New York 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is The Fresh Market, Inc., a Delaware corporation (“TFM” or the “Company”). TFM’s principal executive offices are located at 628 Green Valley Road, Suite 500, Greensboro, NC 27408. TFM’s telephone number at this address is (336) 272-1338.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of TFM (the “TFM Common Stock”). As of the close of business on March 9, 2016, there were 47,049,217 shares of TFM Common Stock (the “Shares”) issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

The name, business address and business telephone number of TFM, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information” above.

(b) Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Pomegranate Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Pomegranate Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding Shares at a purchase price of $28.50 per Share (the “Offer Price”), net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2016 (as amended or supplemented from time to time in accordance with the Merger Agreement described below, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time in accordance with the Merger Agreement described below, constitutes the “Offer”). Parent and the Purchaser are controlled by certain equity funds managed by Apollo Management VIII, L.P. (“Management VIII”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 11, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and TFM. The consummation of the Offer is subject to various conditions, including that, as of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn prior to the expiration of the Offer, together with the Shares then owned by Purchaser (other than any Shares (referred to as the “Rollover Shares”) subject to the Rollover, Contribution and Exchange Agreement dated as of March 12, 2016 (the “Rollover Agreement”), by and among the stockholders affiliated with Ray Berry and Brett Berry party thereto (collectively, the “Rollover Stockholders”) and Parent) represent a majority of the then outstanding Shares. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, but in any event no later than the date of, and immediately following, the payment for the Shares in the Offer, unless another date is agreed to in writing by Parent and TFM, and subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Purchaser will merge with and into TFM (the “Merger”), with TFM continuing as the surviving corporation (the “Surviving Company”) and a wholly owned direct subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), all then outstanding Shares (other than Company Restricted Shares (as defined below) which will be treated as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of TFM—Treatment of Equity Awards in the Transactions”, Shares owned by TFM as treasury stock and Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)), will be converted automatically into and will thereafter represent only the right to receive an amount equal to the Offer Price, net to the holder in cash, without interest, less any applicable tax withholding (the “Merger Consideration”). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of TFM—Treatment of Equity Awards in the Transactions” below for a description of the treatment of options to purchase Shares (“Company Options”), Shares subject to forfeiture conditions (“Company Restricted Shares”), restricted stock units that convey the right to receive Shares (“Company RSUs”), deferred stock units that convey the right to receive Shares (“Company DSUs”) and performance stock unit awards that convey the right to receive Shares (“PSU Awards”). As a result of the Merger, TFM will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding the financing for the Offer and the Merger, are collectively referred to as the “Transactions”.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the irrevocable acceptance for payment by Purchaser in the Offer of at least such percentage of the stock of TFM as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of TFM is Shares (other than Rollover Shares) that represent one Share more than 50% of the number of Shares that are then issued and outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of TFM will be required to consummate the Merger.

The terms and conditions of the Offer are described in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. As set forth in the Offer to Purchase, the principal executive office of each of Parent and Purchaser is located at 9 West 57th Street, 43rd Floor, New York, New York 10019, and the telephone number at such principal executive office is 212-515-3200. The Offer is also described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time in accordance with the Merger Agreement, the “Schedule TO”), which was filed by Parent, Purchaser and Management VIII with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2016.

The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

For the reasons described in more detail below, the board of directors of TFM (the “TFM Board” or the “Board”) (with the exception of Ray Berry, who recused himself from the Board meeting and all Board deliberations on the Transactions) unanimously recommends that TFM’s stockholders accept the Offer and tender their Shares pursuant to the Offer. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, to the knowledge of TFM, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) TFM or any of its affiliates, on the one hand, and (ii)(x) any of TFM’s executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with Parent and Purchaser

Merger Agreement

On March 11, 2016, TFM, Parent and Purchaser entered into the Merger Agreement. The summary of the material terms of the Merger Agreement set forth in Section 11—“Purpose of the Offer and Plans for The Fresh Market; Transaction Documents—The Merger Agreement” of the Offer to Purchase, and the description of the conditions of the Offer set forth in Section 13—“Conditions of the Offer” of the Offer to Purchase, respectively, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The summary and description have been included in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, TFM or their respective affiliates. The representations and warranties of TFM contained in the Merger Agreement were made solely for the benefit of Parent and the Purchaser. In addition, such representations and warranties (a) were made only for purposes of the Merger Agreement, (b) are qualified by documents filed with, or furnished to, the SEC by TFM prior to the date of the Merger Agreement, (c) are qualified by confidential disclosures made to Parent and the Purchaser in connection with the Merger Agreement, (d) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (e) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (f) were included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is incorporated by reference in this Schedule 14D-9 only to provide holders of Shares with information regarding the terms of the Merger Agreement, and not to provide holders of Shares with any other factual information regarding TFM or its subsidiaries or business. Holders of Shares should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of TFM or any of its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in TFM’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding TFM that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that TFM files with the SEC.

The Limited Guarantee

On March 11, 2016, simultaneously with the execution of the Merger Agreement, certain equity funds managed by Management VIII provided TFM with a limited guarantee (the “Limited Guarantee”) pursuant to which each such fund, severally and not jointly, and not jointly and severally, guarantees the payment and performance of Parent’s and Purchaser’s obligations to TFM with respect to certain payments as described in Section 11—“Purpose of the Offer and Plans for The Fresh Market; Transaction Documents—The Merger Agreement—The Limited Guarantee” of the Offer to Purchase, in each case subject to a maximum aggregate obligation of $97 million and the other terms and conditions of the Limited Guarantee.

The foregoing summary and description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Non-Disclosure Agreement

TFM and Management VIII entered into a confidentiality and non-disclosure agreement dated as of December 9, 2015 (the “Non-Disclosure Agreement”). As a condition to being furnished Evaluation Material (as defined in the Non-Disclosure Agreement), Management VIII agreed that such Evaluation Material will be kept by it and representatives confidential and will be used solely for the purpose of evaluating a possible transaction involving TFM. The Non-Disclosure Agreement contains customary standstill provisions with a term of one year that would automatically terminate before the expiration of such term in certain situations, including the entry by TFM into a definitive acquisition agreement with a third party pursuant to which such third party agrees to acquire at least a majority of the outstanding voting securities of TFM. The Non-Disclosure Agreement expires on the 18-month Anniversary of the date of the Non-Disclosure Agreement.

The foregoing summary and description of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Disclosure Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

The Rollover Agreement and the Support Agreement

On March 12, 2016, the Rollover Stockholders entered into the Rollover Agreement, as well as a Support Agreement, dated as of March 12, 2016, among the Rollover Stockholders, Parent and Purchaser (the “Support Agreement”). Pursuant to the Rollover Agreement, the Rollover Stockholders have agreed, among other things, to exchange their Rollover Shares for an indirect equity ownership in Parent (such exchange, the “Rollover”). Pursuant to the Support Agreement, the Rollover Stockholders have agreed, in order to affect the Rollover, not to tender the Rollover Shares in the Offer. As of March 11, 2016, the Rollover Shares represented approximately 9.8% of the Shares.

The foregoing summary and description of the Rollover Agreement and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Rollover Agreement and the Support Agreement, as applicable, which are filed as Exhibits (e)(4) and (e)(5) hereto respectively and are incorporated herein by reference.

Equity Commitment Letter

Parent has received an Equity Commitment Letter, dated March 11, 2016, from certain equity funds managed by Management VIII (the “Equity Investors”), pursuant to which the Equity Investors have committed, severally, and not jointly, subject to the conditions of the Equity Commitment Letter, equity financing (“Equity Financing”) in an aggregate amount equal to $656 million, for the purpose of enabling (a) Parent to cause Purchaser to accept for payment and pay for any Shares tendered pursuant to the Offer, (b) Parent to make the payments due under the Merger Agreement to TFM stockholders and holders of Company Options, Company Restricted Shares, Company RSUs, Company DSUs and PSU Awards and (c) fees, costs and expenses required to be paid by Parent or Purchaser and, after the consummation of the Transactions, the Surviving Company in connection with the Transactions, in each case subject on the terms and subject to the conditions of the Equity Commitment Letter.

The Equity Investors’ funding obligations under the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of: (a) a valid termination of the Merger Agreement in accordance with its terms subject to certain exceptions (unless TFM has previously commenced an action for specific performance under the Equity Commitment Letter, in which case the Equity Commitment Letter will terminate upon the final, non-appealable resolution of such action by a court of competent jurisdiction and the satisfaction by such Equity Investor of any obligations finally determined or agreed to be owed by such Equity Investor, consistent with the terms of the Equity Commitment Letter), (b) the funding of the aggregate commitment under the Equity Commitment Letter, (c) TFM’s accepting payment in full by the Equity Investors of the guaranteed obligations under the Limited Guarantee on the terms and subject to the conditions thereof, and (d) the assertion by TFM or any of its subsidiaries of certain claims against any Equity Investor and certain other related parties.

TFM is a third party beneficiary of the Equity Commitment Letter for the limited purpose of causing the Equity Financing to be funded, but only if (a) TFM is awarded specific performance pursuant to the Merger Agreement, (b) TFM is enforcing its right to consent to certain matters set forth in the Equity Commitment Letter or (c) TFM is enforcing the Equity Investors’ obligations to fund certain expenses in accordance with the Equity Commitment Letter.

The foregoing summary and description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of TFM

Certain executive officers and directors of TFM may be deemed to have interests in the Transactions that may be different from, or in addition to, those of TFM’s stockholders generally. In the course of making the determination to recommend the Transactions to the Board, the Strategic Transaction Committee of the Board (the “Strategic Transaction Committee”) was aware of and considered these interests, and in the course of making the determination that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, TFM and its stockholders (other than the Rollover Stockholders) and to recommend that TFM’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board was also aware of and considered these interests. These interests include:

•	the exchange of the Rollover Shares for an indirect equity interest in Parent pursuant to the Rollover Agreement (as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Parent and Purchaser”);

•	the accelerated vesting and cash-out of equity-based awards held by directors and executive officers in connection with the Transactions in accordance with the terms of the Merger Agreement (as described below in “Treatment of Equity Awards in the Transactions”);

•	the reduction of the post-employment non-competition period for certain executive officers in the event of a termination of employment in connection with a change of control (as described below in “Employment Agreements and Restrictive Covenants”);

•	certain contractual severance payments and benefits in the event an executive officer experiences a qualifying termination of employment (as described below in “Severance Plan”);

•	the accelerated payment of retention bonuses for certain executive officers in the event the executive officer experiences a qualifying termination of employment (as described below in “Retention Bonus Agreements”),

•	the accelerated payment of account balances of executive officers under the Deferred Compensation Plan (as defined below) in the event of a termination of employment (as described below in “Deferred Compensation Plan”); and

•	the entitlement to the indemnification, expense advancement and exculpation benefits in favor of the directors and executive officers of the Company (as described below in “Indemnification and Exculpation of Directors and Officers”).

Treatment of Shares in the Transactions

Certain executive officers and directors of TFM hold Shares. If the executive officers and directors of TFM who own Shares were to tender their Shares for purchase pursuant to the Offer, they would receive the same consideration on the same terms and conditions as the other stockholders of TFM who tender their Shares for purchase pursuant to the Offer. Pursuant to the Support Agreement, the Rollover Stockholders have agreed not to tender their Rollover Shares in the Offer. If the Merger occurs, at the Merger Effective Time, any Shares owned by TFM’s executive officers and directors (other than any Rollover Shares) that were not tendered in the Offer will be entitled to receive the same consideration per Share on the same terms and conditions as the other stockholders of TFM whose Shares are converted into the right to receive the Merger Consideration in the Merger.

As of March 23, 2016, the executive officers and directors of TFM beneficially owned, in the aggregate, 68,975 Shares, excluding Rollover Shares, Company Restricted Shares, Shares issuable upon exercise of Company Options and Shares issuable with respect to Company RSUs, Company DSUs or PSU Awards. If the Transactions are consummated, the executive officers and directors would be entitled to receive an aggregate amount of $1,965,788 in cash in respect of such Shares, subject to any required withholding of taxes and without interest.

As described above under “—The Rollover Agreement and the Support Agreement”, pursuant to the Rollover Agreement, the Rollover Stockholders have agreed, among other things, to exchange their Rollover Shares for an indirect equity ownership in Parent. In order to effect such exchange, under the terms of the Support Agreement, the Rollover Stockholders have agreed not to tender their Rollover Shares in the Offer.

The following table sets forth, as of March 23, 2016, the consideration that each executive officer or director would be entitled to receive in respect of his or her outstanding Shares (other than any Rollover Shares) in the Transactions.

Name	Position	Number of Shares(1)		Consideration Payable in Respect of Shares
Rick Anicetti	President and Chief Executive Officer; Director	—		—
Jeff Ackerman	Executive Vice President and Chief Financial Officer	3,328		$94,848
Pamela Kohn	Executive Vice President and Chief Merchandising Officer	—		—
Scott Duggan	Senior Vice President—General Counsel	8,073		$230,081
Matt Argano	Senior Vice President—Human Resources	4,655		$132,668
Randy Young	Senior Vice President—Real Estate and Development	2,369		$67,517
Karen Stout	Senior Vice President—Store Operations	5,132		$146,262
Ray Berry	Director	—	(2)	—
Michael D. Casey	Director	149		$4,247
Jeffrey Naylor	Director	16,683		$475,466
Richard Noll	Director	5,956		$169,746
Bob Sasser	Director	4,287		$122,180
Robert K. Shearer	Director	149		$4,247
Michael Tucci	Director	9,042		$257,697
Steven Tanger	Director	5,076		$144,666
Jane Thompson	Director	4,076		$116,166
TOTAL		68,975		$1,965,788

(1)	In calculating the number of Shares beneficially owned for this purpose, Rollover Shares, Company Restricted Shares, Shares underlying Company Options (whether or not they are currently exercisable) and any Company RSUs, Company DSUs and PSU Awards held by the individual are excluded.
(2)	Beneficial ownership for Mr. Ray Berry does not include 1,974,481 Rollover Shares held of record by the Paiko Trust, as to which Mr. Berry is trustee and has sole voting and investment power, which Shares are subject to the Rollover Agreement.

Treatment of Equity Awards in the Transactions

Each of TFM’s executive officers and directors holds outstanding Company Options, Company Restricted Shares, Company RSUs, Company DSUs and/or PSU Awards that will, in accordance with the terms of the Merger Agreement, be treated in the following manner:

•	each Company Option, whether vested or unvested, will be canceled as of the Merger Effective Time and converted into the right to receive a lump-sum cash payment promptly after the Merger Effective Time equal to the product of (i) the number of Shares for which the Company Option has not been exercised and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option without interest and less any applicable withholding tax;

•	each Company Restricted Share outstanding immediately prior to the Merger Effective Time will be converted into the right to receive an amount in cash equal to the Merger Consideration without interest and less any applicable withholding tax promptly after the Merger Effective Time;

•	each Company RSU that is outstanding immediately prior to the Merger Effective Time will be cancelled at the Merger Effective Time and converted into the right to receive an amount in cash equal to the Merger Consideration without interest and less any applicable withholding tax promptly after the Merger Effective Time;

•	each PSU Award granted in calendar year 2016 that is outstanding immediately prior to the Merger Effective Time (each, a “New PSU Award”) will be canceled and converted into the right to receive a payment equal to the greater of (i) the product of (A) the number of Shares subject to the New PSU Award at the target level and (B) the Merger Consideration without interest and less any applicable withholding tax or (ii) the product of (A) the number of Shares, if any, that would be earned under the New PSU Award based on the financial results for the fiscal quarters completed prior to the Merger Effective Time, as measured against prorated performance goals for the period from the beginning of the performance period through the last day of the most recently completed fiscal quarter prior to the Merger Effective Time and (B) the Merger Consideration without interest and less any applicable withholding tax;

•	each PSU Award that is not a New PSU Award (each, a “Non-New PSU Award”) will be canceled and converted into the right to receive a payment equal to the product of (i) the number of Shares, if any, that would be earned under the Non-New PSU Award based on the financial results for the fiscal quarters completed prior to the Merger Effective Time, as measured against prorated performance goals for the period from the beginning of the performance period through the last day of the most recently completed fiscal quarter prior to the Merger Effective Time and (ii) the Merger Consideration without interest and less any applicable withholding tax; and

•	each Company DSU that is outstanding immediately prior to the Merger Effective Time will be cancelled at the Merger Effective Time and converted into the right to receive the Merger Consideration without interest and less any applicable withholding tax promptly after the Merger Effective Time.

The following table sets forth the cash consideration that each executive officer would be entitled to receive in respect of his or her outstanding Company Options, Company Restricted Shares, Company RSUs and PSU Awards. The values shown were calculated assuming (i) a date of April 22, 2016, the assumed date of the closing of the Merger (the “assumed Merger closing date”) solely for purposes of this transaction-related compensation, (ii) that the price per share of Company Stock was $28.50, which equals the per share Merger Consideration, (iii) as generally prohibited pursuant to the Merger Agreement, that no additional equity-based awards will be granted between the date of this Schedule 14D-9 and the assumed Merger closing date and (iv) that all stock options held by each executive officer as of the date of this Schedule 14D-9 remain unexercised at the assumed Merger closing date.

Name	Number of Shares Subject to Company Options	Total Consideration for Company Options	Number of Restricted Shares	Total Consideration for Restricted Shares	Number of RSUs	Total Consideration for RSUs	Number of Shares Underlying PSU Awards(1)	Total Consideration for PSU Awards	Aggregate Consideration for Equity Awards
Rick Anicetti President and Chief Executive Officer	563,469	$4,292,631	—	$—	24,077	$686,195	32,102	$914,907	$5,893,732
Jeff Ackerman Executive Vice President and Chief Financial Officer	61,355	$217,919	6,876	$195,966	42,417	$1,208,885	11,235	$320,198	$1,942,967
Pamela Kohn Executive Vice President and Chief Merchandising Officer	21,156	$207,540	—	$—	20,709	$590,207	10,700	$304,950	$1,102,697
Scott Duggan Senior Vice President—General Counsel	97,331	$297,615	660	$18,810	29,460	$839,610	8,025	$228,713	$1,384,748
Matt Argano Senior Vice President—Human Resources	40,924	$118,299	352	$10,032	22,301	$635,579	6,099	$173,822	$937,731
Randy Young Senior Vice President—Real Estate and Development	36,248	$124,518	3,481	$99,209	10,306	$293,721	6,420	$182,970	$700,418
Karen Stout Senior Vice President—Store Operations	58,936	$291,523	—	$—	10,965	$312,503	6,420	$182,970	$786,995

(1)	The number of Shares in this column represents the number of Shares underlying the New PSU Awards at target level performance. Under the terms of the Merger Agreement, New PSU Awards will be settled at the greater of (i) target level performance or (ii) actual performance measured against prorated performance goals. Performance metrics for Non-New PSU Awards are not expected to be achieved, and under the terms of the Merger Agreement Non-New PSU Awards are therefore expected to be canceled for no consideration.

The following table sets forth, as of the assumed Merger closing date, the cash consideration that each non-employee director would be entitled to receive in respect of his or her outstanding Company RSUs and Company DSUs. The values shown were calculated assuming (i) that the price per share of Company Stock was $28.50, which equals the per share

Merger Consideration and (ii) as generally prohibited pursuant to the Merger Agreement, that no additional equity-based awards will be granted between the date of this Schedule 14D-9 and the assumed Merger closing date.

Name	Number of RSUs	Total Consideration for RSUs	Number of DSUs	Total Consideration for DSUs	Aggregate Consideration for Equity Awards
Ray Berry	2,768	$78,888	—	$—	$78,888
Michael Casey	2,768	$78,888	—	$—	$78,888
Jeffrey Naylor	2,768	$78,888	—	$—	$78,888
Richard Noll	2,768	$78,888	—	$—	$78,888
Bob Sasser	2,768	$78,888	815	$23,228	$102,116
Robert Shearer	2,768	$78,888	—	$—	$78,888
Michael Tucci	2,768	$78,888	815	$23,228	$102,116
Steven Tanger	2,768	$78,888	—	$—	$78,888
Jane Thompson	2,768	$78,888	—	$—	$78,888

Treatment of TFM’s Employee Stock Purchase Plan

The Merger Agreement provides that TFM will take all actions necessary or required to (i) suspend the Employee Stock Purchase Plan (the “ESPP”) so that no further offering periods will commence after the date of the Merger Agreement, (ii) ensure that no new participants may join the offering period in existence under the Company ESPP on or after the date of the Merger Agreement, (iii) ensure that no participant may increase the amount of his or her salary deferrals with respect to such offering period, and (iv) cause the ESPP to terminate as of the Merger Effective Time. The current offering period ends March 31, 2016, and no new offering periods will begin after that date. No executive officers and no non-employee members of the Board hold rights to purchase Shares under the ESPP.

Employment Agreements and Restrictive Covenants

Each of our executive officers is party to an employment agreement. The employment agreements do not provide the executive officers with any compensation, benefits or other rights except as set forth in The Fresh Market, Inc. Severance Plan (the “Severance Plan”). The employment agreements bind the executive officers during the term of their employment, and, in certain cases, for a period of time thereafter, to restrictive covenants relating to non-competition, non-solicitation, non-disclosure of confidential information and non-disparagement. The duration of the post-employment non-competition period is two years for Mr. Anicetti and 1.5 years for the other executive officers.

The duration of the post-employment non-competition period may be reduced in connection with certain terminations. In the case of a termination of employment by TFM for “cause” (as defined below) or by the executive officer without “good reason” (as defined below), in each case, within six months prior to (provided that the executive officer demonstrates that the termination was related to the change in control) or two years following a change in control (collectively, the “Protection Period”), the post-employment non-competition period will expire nine months following the change in control. The post-employment non-competition period will expire immediately following a termination of employment if the executive officer’s employment is terminated by TFM without cause or by the executive officer for good reason, in each case, during the Protection Period (a “Qualifying Termination”). The acceptance of the Shares for payment pursuant to the Offer constitutes a change in control for purposes of determining the reduction of the post-employment non-competition period in connection with a termination of employment. The provisions providing for the reduction of the duration of the post-employment non-competition period do not apply to Mr. Anicetti.

Severance Plan

Each of our executive officers is a participant in the Severance Plan. The Severance Plan provides for payments and other benefits in the event of certain terminations occurring in connection with a change in control of TFM.

The acceptance of the Shares for payment pursuant to the Offer constitutes a change in control under the terms of the Severance Plan. The change in control payments and benefits under the Severance Plan are “double trigger” payments and benefits, meaning that no payments and benefits are provided solely as a result of a change in control, and the executive officers do not become entitled to payments and benefits unless the executive officer has a Qualifying Termination.

The Severance Plan provides that in the event of a Qualifying Termination, the executive officer will be entitled to the following payments and benefits: (i) severance pay in an amount equal to the product of the executive officer’s (a) annual base salary and target annual bonus (or, if the executive officer does not have a target annual bonus at the time of termination, the average bonus for the previous three years, or portion thereof) and (b) a severance multiple, which for Mr. Anicetti is two and for the other executive officers is 1.5; (ii) a prorated annual bonus on actual performance achievement; (iii) full vesting of all equity-based awards held by the executive officer on the date of termination; and (iv) continued medical and welfare benefits for the executive officer and his or her spouse and dependents for a number of years equal to the executive’s severance multiple. The payments and benefits under the Severance Plan are conditioned on the executive officer executing a release of claims in favor of TFM.

The Severance Plan also provides that in the event that any payments made by TFM in connection with a change in control or termination would be subjected to the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments to the executive officers would be reduced to the maximum amount that can be paid without the imposition of an excise tax under Section 4999, but only if such reduction provides a higher benefit on an after-tax basis to the executive officers.

For an estimate of the value of the payments and benefits described above that would become payable under the Severance Plan in the event of a Qualifying Termination with respect to Mr. Anicetti, Mr. Ackerman, Mr. Duggan and Mr. Young, TFM’s named executive officers, see “Information Regarding Golden Parachute Compensation” below. We estimate the value of the potential severance payments and benefits (excluding payments for equity awards) that would become payable under the Severance Plan in the event of a Qualifying Termination for our executive officers, other than the named executive officers, will be $1,303,849 for Ms. Kohn, $738,800 for Mr. Argano and $760,135 for Ms. Stout, with an estimated aggregate cash value of potential severance payments and benefits to these executive officers of approximately $2,802,784. These values assume (i) a Qualifying Termination as of the assumed Merger closing date and (ii) a prorated annual bonus paid at target level. For an estimate of the cash payments in respect of each of the executive officer’s equity award holdings, see “Treatment of Equity Awards in the Transactions” above.

For purposes of the Severance Plan, the below definitions generally apply.

Cause means:

(i)	the executive officer’s willful and continued failure to perform substantially his or her duties with TFM or any of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness),

(ii)	the executive officer’s willful engaging in gross misconduct that is materially injurious to TFM or any of its affiliates,

(iii)	the executive officer’s willful engaging in illegal conduct,

(iv)	the executive officer’s willful and material breach of any agreement with TFM or any of its affiliates,

(v)	the executive officer’s willful violation of any material provision of TFM’s Code of Business Conduct and Ethics, or

(vi)	the executive officer’s willful failure to cooperate with an investigation by any governmental authority.

Good reason means:

(i)	the failure of TFM to pay the executive officer any material compensation when due,

(ii)	the delivery by TFM of a notice to the executive officer of the intent to terminate the executive officer’s employment for any reason, other than for cause or disability,

(iii)	any reduction of the executive officer’s base salary, other than a reduction by no more than 10% within any two-year period that similarly affects substantially all executive officers of TFM and its affiliates, and other than any such reduction that results from a demotion of the executive officer into a position that the executive officer occupied within the 18 months immediately prior to such demotion,

(iv)	any change of the executive officer’s principal place of employment to a location more than 50 miles from the executive officer’s principal place of employment immediately prior to the change, which change increases the executive officer’s commute from the executive officer’s principal residence,

(v)	any reduction in the executive officer’s target annual bonus or target long-term incentive opportunity from the target level in effect immediately prior to the change in control, other than a reduction by no more than 10% within any two-year period that similarly affects substantially all executive officers of TFM and its affiliates,

(vi)	any material reduction in the executive officer’s retirement or welfare benefits from the levels in effect immediately prior to the change in control, other than a reduction that similarly affects substantially all executive officers of TFM and its affiliates,

(vii)	any material adverse change in the executive officer’s positions, duties, responsibilities or reporting relationships from the executive officer’s positions, duties, responsibilities or reporting relationships immediately prior to the change in control, or any assignment to the executive officer of duties or responsibilities that are materially inconsistent in an adverse respect with the executive officer’s positions as in effect immediately prior to the change in control, or

(viii)	the removal of the executive officer from, or any failure to re-elect the executive officer to, any of the offices the executive officer held immediately prior to the change in control.

A termination of employment by the executive officer for good reason will be effectuated by giving written notice not later than 90 days following the date that the executive officer would reasonably be expected to be aware of the occurrence of the circumstance that constitutes good reason, with such notice setting forth in reasonable detail the specific conduct of TFM that constitutes good reason. TFM will be entitled, during the 30-day period following receipt of such notice, to cure the circumstances that gave rise to good reason. If, at the end of such 30-day period, the circumstance that constitutes good reason has not been remedied, the executive officer will be entitled to terminate employment for good reason during the 180-day period that follows. If the executive officer does not terminate employment during such period, the executive officer will not be permitted to terminate employment for good reason as a result of such circumstance.

Retention Bonus Agreements

In January 2015, TFM entered into retention bonus agreements with Mr. Ackerman, Mr. Duggan, Mr. Young and Mr. Argano. Under the terms of the retention bonus agreements, the executive officers are entitled to receive a cash retention bonus award upon the earlier of (i) May 1, 2016, if they remain continuously employed by TFM through such date or (ii) the involuntary termination of the executive officer’s employment without “cause” or the executive officer’s death or disability. For purposes of the retention bonus agreements, “cause” has substantially the same definition as provided in the Severance Plan. The amount of the retention bonuses are $425,000 for Mr. Ackerman, $320,000 for Mr. Duggan, $300,000 for Mr. Young and $285,000 for Mr. Argano.

Deferred Compensation Plan

TFM maintains a deferred compensation plan which permits certain employees, including the executive officers, to defer up to 80% of their base salary and 100% of their annual bonus on a pre-tax basis (the “Deferred Compensation Plan”). Deferred amounts may be invested notionally in a variety of funds. TFM makes certain matching credits to the executive officers’ individual accounts, and the Deferred Compensation Plan permits TFM to make additional discretionary contributions. Deferred amounts will be distributed in a lump sum in the event of a termination of employment within two years following a change in control. The acceptance of the Shares for payment pursuant to the Offer constitutes a change in control under the terms of the Deferred Compensation Plan. As of March 21, 2016, the estimated value of payments under the Deferred Compensation Plan is $63,646 for Mr. Ackerman, $96,056 for Mr. Young and $284,686 for Ms. Stout. None of the Company’s other executive officers have deferred amounts under the Deferred Compensation Plan.

Continuing Employees

Under the Merger Agreement, Parent has agreed that, subject to the terms of any applicable collective bargaining agreement, for a period of at least one year following the Merger Effective Time, it will, or will cause the Surviving Company or any of their respective affiliates to, provide to each individual who immediately before the Merger Effective Time is an employee of TFM or any of its subsidiaries (each, a “Continuing Employee”) with (i) a base salary, annual cash bonus and severance benefits that are no less favorable, in each case, than those provided to such Continuing Employee by TFM or its subsidiaries immediately prior to the Merger Effective Time and (ii) employee benefit plans and arrangements (other than base salary, annual bonus opportunities, long-term incentive opportunities (including equity-based compensation), severance benefits, defined benefit pension benefits, retiree or other post-termination health and welfare benefits) that are no less favorable in the aggregate than those provided to the Continuing Employees immediately prior to the Merger Effective Time.

Parent has also agreed to honor, or cause the Surviving Company or any of their respective affiliates to honor, all Company benefit plans in accordance with their terms as in effect as of the date of the Merger Agreement. Nothing in the Merger Agreement prevents the amendment or termination of any specific plan, program, policy, practice or agreement, or will be construed to interfere with TFM’s, the Surviving Company’s or any of their respective affiliates’ rights or obligations to make changes as are necessary to comply with applicable law, the terms of the Merger Agreement or any Company benefit plan.

For all purposes under any employee benefit plan or arrangement of TFM, the Surviving Company and their respective affiliates, including severance benefits and vacation or other paid time-off benefits, made available to any Continuing Employee after the Merger Effective Time, Parent has agreed to provide that (i) each Continuing Employee be given full service credit for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals under any vacation, paid time-off or severance plan maintained by Parent, the Surviving Company or any of their subsidiaries for such Continuing Employee’s service with TFM or its subsidiaries to the same extent recognized prior to the Merger Effective Time by TFM and its subsidiaries (provided that no such service will be recognized (a) to the extent that such recognition would result in any duplication of benefits for the same period of service, (b) for purposes of any Parent benefit plan under which similarly situated employees of Parent and its subsidiaries do not receive credit for prior service, or (c) for purposes of any plan or arrangement that is grandfathered or frozen, either with respect to the level of benefits or participation), (ii) it will undertake commercially reasonable efforts to cause all preexisting conditions and exclusions, waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to Continuing Employees and their eligible dependents and beneficiaries to be waived, to the extent such limitations were waived, satisfied or did not apply to such Continuing Employees or eligible dependents or beneficiaries under the corresponding Company welfare plan in which such Continuing Employees participated immediately prior to the Merger Effective Time and (iii) to the extent commercially practicable, credit under any such welfare plan for any co-payments, deductibles, out-of-pocket maximum requirements and similar expenditures for the remainder of the coverage period during which any transfer of coverage occurs be provided.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Offer and the Merger for each of TFM’s named executive officers, including those executive officers who were named executive officers in TFM’s most recent filing with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) that required disclosure pursuant to Item 402(c) of Regulation S-K (the “named executive officers”). This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. Craig Carlock, Sean Crane and Marc Jones are considered named executive officers for purposes of the SEC disclosure rules, although each was terminated without cause prior to the Offer. Messrs. Carlock, Crane and Jones are not entitled to any compensation that is based on or otherwise relates to the Offer and the Merger.

The table below assumes that (i) the acceptance of the Shares for payment pursuant to the Offer constitutes a change in control under the Severance Plan, (ii) the acceptance of the Shares for payment pursuant to the Offer and the Merger Effective Time occur on April 22, 2016, which is the assumed merger closing date solely for purposes of this golden parachute disclosure and (iii) the employment of each named executive officer will be terminated without cause or by the executive officer for good reason at such time. The amounts reported in the table regarding equity compensation are estimates based on the $28.50 per share cash consideration payable in the Offer and subsequent Merger. In addition, all of the amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

As discussed previously in the section entitled “Employment Agreements and Restrictive Covenants”, payments and benefits under the Severance Plan are contingent on the executive officer’s execution of a release of claims in favor of TFM. Additionally, each named executive officer is subject to confidentiality and non-disparagement restrictions at all times, as well as non-competition and non-solicitation restrictions, which in the case of Mr. Anicetti is for two years following a termination of employment and for the other named executive officers is for 1.5 years following a termination of employment. In the case of a termination of employment by TFM for cause or by the named executive officer without good reason, in each case, within the Protection Period, the post-employment non-competition restriction will expire nine months following the change in control. The post-employment non-competition covenant will expire immediately following a Qualifying Termination. The provisions providing for the reduction of the duration of the post-employment non-competition covenant do not apply to Mr. Anicetti.

Potential Change in Control Payments to Named Executive Officers

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)(5)(6)
Rick Anicetti	$3,189,304	$5,893,732	$40,008	$—	$9,123,044
Chief Executive Officer
Jeff Ackerman	$1,251,397	$1,942,967	$30,006	$425,000	$3,649,370
Chief Financial Officer
Scott Duggan	$798,401	$1,242,788	$30,006	$320,000	$2,391,194
Randy Young	$736,055	$700,418	$30,006	$300,000	$1,766,479

(1)

The amounts in this column represent the estimated value of the cash severance payments that would be received by the named executive officer under the Severance Plan in the event of a Qualifying Termination. These payments include (i) severance pay in an amount equal to the product of the named executive officer’s (a) annual base salary and target annual bonus (or, if the executive officer does not have a target annual bonus at the time of termination, average bonus for the previous three years, or portion thereof) and (b) the named executive officer’s severance multiple, which for Mr. Anicetti is two and for the other named executive officers is 1.5 and (ii) a prorated annual bonus at target level. These payments are considered “double-trigger” as they will only be payable in the event of a Qualifying Termination.

The payments are estimated based on the compensation levels in effect immediately prior to the filing of this Schedule 14D-9; therefore, if compensation levels are increased after the filing of this Schedule 14D-9, actual payments to a named executive officer may be greater than those provided for above.

The following table breaks down the amounts in this column by type of payment:

Name	Annual Base Salary and Bonus Component	Pro Rata Portion of Target Bonus
Rick Anicetti	$3,008,000	$181,304
Jeff Ackerman	$1,170,750	$80,647
Scott Duggan	$757,800	$40,601
Randy Young	$698,625	$37,430

(2)	The amounts in this column represent the aggregate amount payable pursuant to the Merger Agreement to each named executive officer in respect of unvested Company Options, Company Restricted Shares, Company RSUs and PSU Awards. In the case of New PSU Awards, we have assumed all applicable performance conditions associated with each such award are deemed to be satisfied at target level and in the case of Non-New PSU Awards, we have assumed that the performance conditions will not be achieved and therefore that they will be canceled for no consideration. Payments in respect of Company Options, Company Restricted Shares, Company RSUs and PSU Awards are single-trigger payments because the Surviving Company is not assuming these equity awards.

The payments are estimated based on the equity award holdings immediately prior to the filing of this Schedule 14D-9; therefore, if equity awards are granted after the filing of this Schedule 14D-9, actual payments to a named executive officer may be greater than those provided for above.

The following table breaks down the amounts in this column by type of payment:

Name	Amount Payable in Respect of Unvested Company Options	Amount Payable in Respect of Unvested Company Restricted Shares	Amount Payable in Respect of Unvested Company RSUs	Amount Payable in Respect of Unvested PSU Awards
Rick Anicetti	$4,292,631	$—	$686,195	$914,907
Jeff Ackerman	$217,919	$195,966	$1,208,885	$320,198
Scott Duggan	$155,655	$18,810	$839,610	$228,713
Randy Young	$124,518	$99,209	$293,721	$182,970

(3)	The amounts in this column represent the estimated value of the continued medical and welfare benefits that would be received by the named executive officer under the Severance Plan in the event of a Qualifying Termination. These payments are considered “double-trigger” as they will only be payable in the event of a Qualifying Termination.
(4)	The amounts in this column represent the cash value of the retention bonus awards granted by TFM in January 2015. Under the terms of the retention agreements, the named executive officer is entitled to receive the retention bonus payment upon the earlier of (i) May 1, 2016, if the officer remains continuously employed by TFM through such date or (ii) the involuntary termination of the officer’s employment without cause or the officer’s death or disability. These retention bonuses are considered “double-trigger” as they will only be payable in the event of the officer’s termination without cause or the officer’s death or disability.
(5)	The amounts in this column represent the aggregate total of all compensation described in columns (1) through (4).

The “single-trigger” and “double-trigger” components of the aggregate total compensation amounts for each named executive officer are as follows:

Name	Single-Trigger ($)	Double-Trigger ($)
Rick Anicetti	$5,893,732	$3,229,312
Jeff Ackerman	$1,942,967	$1,706,403
Scott Duggan	$1,242,788	$1,148,407
Randy Young	$700,418	$1,066,061

(6)	The Severance Plan provides that if any payments made by TFM in connection with a change in control or termination would be subjected to the excise tax imposed by Section 4999 of the Internal Revenue Code, they would be reduced to the maximum amount that can be paid without the imposition of an excise tax under Section 4999, but only if such reduction provides a higher benefit on an after-tax basis to the named executive officers. The amounts shown in the table do not reflect any such potential reduction.

Indemnification and Exculpation of Directors and Officers

Under Section 145 of the DGCL, TFM has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

The Merger Agreement provides that from and after the Merger Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, in each case to the fullest extent permitted under applicable law, indemnify and hold harmless, and advance expenses to, each individual who at the Merger Effective Time is, or at any time prior to the Merger Effective Time was, a director, officer, employee or agent of TFM or of a subsidiary of TFM (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnitee is or was a director or officer of TFM or such subsidiary or (ii) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of TFM or such subsidiary or, in the case of directors or officers of TFM or of a subsidiary of TFM, taken at the request of TFM or such subsidiary (including in connection with serving at the request of TFM or such subsidiary as a representative of another person (including any employee benefit plan)), in each case under clause (i) or (ii), at, or at any time prior to, the Merger Effective Time (including any action relating in whole or in part to the Transactions or relating to the enforcement of this provision under the Merger Agreement).

Additionally, the Merger Agreement provides that from and after the Merger Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, in each case to the fullest extent permitted under applicable law, assume all obligations of TFM and any subsidiary of TFM to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time as provided in TFM’s charter documents and the organizational documents of such subsidiaries as in effect on the date of the Merger Agreement or in any agreement in existence as of the date of the Merger Agreement providing for indemnification between TFM or any of its subsidiaries and any Indemnitee.

Additionally, the Merger Agreement provides that from and after the Merger Effective Time, Parent will cause, unless otherwise required by law, the certificate of incorporation and bylaws of the Surviving Company to contain provisions that are no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of the Merger Agreement in TFM’s charter documents. The Merger Agreement also contains certain customary provisions regarding control of the defense and settlement of legal proceedings subject to such indemnification.

The Merger Agreement permits TFM to obtain at or prior to the Merger Effective Time a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by TFM and its subsidiaries with respect to matters existing or occurring prior to the Merger Effective Time, covering without limitation the Transactions. In the event TFM does not obtain such “tail” insurance policies, then, for the six-year period commencing immediately after the Merger Effective Time, the Surviving Company will maintain in effect TFM’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Merger Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Merger Effective Time become) covered by TFM’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of the Merger Agreement, or substitute them for policies issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Merger Effective Time, including a “tail” policy. Notwithstanding the foregoing, regardless of whether TFM obtains the “tail” policy, neither the “tail” policy nor the annual premiums for insurance policies paid by the Surviving Company will exceed an annual premium for such insurance in excess of 300% of the last annual premium paid by TFM for such insurance before the date of the Merger Agreement.

Other Arrangements

To the best knowledge of TFM, except for certain agreements described in this Schedule 14D-9 between TFM and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of TFM, on the one hand, and Parent, Purchaser or TFM, on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of TFM entering into any such agreement, arrangement or understanding.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

At a meeting held on March 11, 2016, after careful discussion and consideration, the Strategic Transaction Committee unanimously recommended the Transactions to the Board, and the Board unanimously (with the exception of Ray Berry, who recused himself from the Board meeting and all Board deliberations on the Transactions) (i) determined that the Transactions are fair to and in the best interests of TFM and its stockholders (other than any Rollover Stockholders), (ii) duly authorized and approved the execution, delivery and performance by TFM of the Merger Agreement and the consummation by TFM of the Transactions, (iii) declared the Merger Agreement and the Transactions advisable and (iv) recommended that TFM’s stockholders tender their Shares in the Offer.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Strategic Transaction Committee, the Board or the representatives of TFM and other parties.

The Board, together with TFM’s management and with the assistance of TFM’s advisors, periodically reviews and considers various strategic and other opportunities available to TFM, potential operational changes and other ways to enhance stockholder value, including in light of TFM’s performance, competitive dynamics, macroeconomic developments and industry trends. These reviews have included discussions as to whether the continued execution of TFM’s strategy as a stand-alone company (including possible operational and capital structure changes) or the possible sale of TFM to, or combination of TFM with, a third party offered the best avenue to enhance stockholder value, and the potential benefits and risks of any such course of action.

On September 1, 2015, TFM announced that it had named Richard Anicetti as TFM’s President and Chief Executive Officer. Mr. Anicetti was also elected to the Board. The hiring of Mr. Anicetti as Chief Executive Officer was the result of an extensive search following the termination of TFM’s prior Chief Executive Officer. Mr. Anicetti immediately began working with the rest of TFM’s management team to develop a long-term strategy to help guide TFM to better performance and enhance stockholder value.

On October 1, 2015, the Board received an unsolicited preliminary non-binding indication of interest from Management VIII, on behalf of equity funds managed by it, proposing to acquire TFM in an all-cash transaction for a purchase price of $30.00 per share. Management VIII’s indication of interest was based on public information available at the time, and was subject to due diligence and the receipt of debt financing. Management VIII’s proposal stated that Management VIII had discussed with Ray Berry, the chairman of the Board, and his son Brett Berry, who collectively owned approximately 9.8% of TFM’s outstanding common stock as of the date of the proposal, the opportunity to roll over their TFM shares in a transaction with Management VIII. Management VIII’s letter also included a reference that Management VIII and Messrs. Ray and Brett Berry would be working in an exclusive partnership in connection with a potential acquisition of TFM.

On October 5, 2015, Scott Duggan, TFM’s Senior Vice President—General Counsel, reached out to Ray Berry to clarify Mr. Berry’s relationship with Apollo and his interactions with Apollo prior to Management VIII’s submission of its October 1st proposal. Mr. Berry informed Mr. Duggan that he had engaged in three separate conversations with a representative of Management VIII regarding a potential transaction. The first conversation had taken place a few months prior to Management VIII’s letter when Andrew Jhawar, senior partner in the private equity group of Apollo Management, L.P., had contacted Mr. Berry to have a general discussion about TFM and the food retail industry. The second conversation had taken place a few weeks prior to Management VIII submitting its preliminary non-binding indication of interest. In that conversation Mr. Jhawar had told Mr. Berry that Management VIII was interested in the food retail industry and in TFM and had asked Mr. Berry if he would be interested in participating in a transaction through an equity rollover. Mr. Berry advised Mr. Duggan that he told Mr. Jhawar that the Board would ultimately need to make any decision with respect to a transaction, but that if there were a transaction that the Board supported, Mr. Berry would consider an equity rollover depending upon the terms, but that he would also be willing to sell his shares for cash at an appropriate valuation if the Board supported such a transaction. The third conversation, which had taken place shortly prior to the receipt of Management VIII’s letter, was a courtesy call in which Management VIII informed Mr. Berry that Management VIII would be sending an offer letter to TFM and in which Mr. Berry did not communicate any positions that were inconsistent with his prior statements. Mr. Berry further advised Mr. Duggan that he had not been involved in Management VIII’s formulation of its proposal, he had not committed to any participation in a transaction with Management VIII (or any other potential buyer) and he was not working with Management VIII on an exclusive basis.

On October 15, 2015, Management VIII sent a follow-up letter to the Board, reaffirming its October 1st proposal and advising the Board that the October 1st proposal would expire at 5:00 p.m., Pacific time, on October 20, 2015. Management VIII’s proposal was still non-binding, and remained subject to due diligence and the receipt of debt financing.

Also on October 15, 2015, the Board met to discuss Management VIII’s October 1st proposal. Members of TFM’s management and representatives of Cravath, Swaine & Moore LLP (which we refer to as “Cravath”) and Richards, Layton & Finger, P.A. (which we refer to as “Richards Layton”), outside counsel to TFM, participated in the meeting. At the meeting, representatives of Richards Layton reviewed with the members of the Board their fiduciary duties generally, as well as in connection with their consideration of Management VIII’s proposal.

Among other things, the Board discussed Mr. Berry’s relationship with Apollo and his role in Management VIII’s formulation of its October 1st proposal. Mr. Duggan reported to the Board his conversation with Mr. Berry which had taken place after the October 1st proposal was received and Mr. Berry, who was in attendance for this portion of the meeting, confirmed the same facts for the Board. Mr. Berry reiterated that he had not committed to any transaction with Management VIII (or any other potential bidder), that he had communicated to Management VIII that he would only participate in a transaction that was supported by the Board and that he would also be willing to sell his shares to any potential purchaser for cash in a Board-supported transaction. Mr. Berry informed the other members of the Board that, in light of the reference to him in the Management VIII proposal and his desire to possibly rollover his equity interest in any Board-supported transaction, he would recuse himself from the Board meeting so that the members of the Board could engage in a discussion without him present.

The Board then discussed Management VIII’s October 1st proposal. The directors considered the fact that Mr. Anicetti had served as Chief Executive Officer for just over a month and that Mr. Anicetti and his team were in the process of developing a strategic plan, which had not yet been completed, as well as the fact that the Board did not yet have a set of financial forecasts stemming from the strategic plan. After discussion, the Board determined that Mr. Anicetti and the rest of the management team needed to complete development of TFM’s strategic plan and financial forecast before the Board could effectively evaluate Management VIII’s proposal.

Also at the October 15, 2015 Board meeting, to enhance efficiency in light of the fact that TFM could become the subject of shareholder pressure and communications and potentially additional unsolicited acquisition proposals in light of TFM’s recent stock performance, the Board decided to create a committee (which we refer to as the “Strategic Transaction Committee”) that would be responsible for reviewing and evaluating communications from stockholders and other third parties and reviewing and evaluating, and making recommendations to the Board with respect to, Management VIII’s proposal and any other proposals from third parties. The Strategic Transaction Committee was comprised of Jeffrey Naylor, Richard Noll and Robert Shearer, all of whom are independent directors, who were chosen for their experience in similar situations and their knowledge of TFM and its industry. Mr. Naylor was named as the chair of the Strategic Transaction Committee. The Board instructed Mr. Duggan to work with the Strategic Transaction Committee and TFM’s outside counsel to prepare a written response to Management VIII consistent with the Board’s determination that TFM’s management needed to finish preparation of TFM’s strategic plan before the Board could effectively evaluate Management VIII’s proposal.

The Board also discussed retaining a financial advisor to assist management and the Board in connection with the evaluation of Management VIII’s proposal. The Board considered J.P. Morgan Securities LLC (which we refer to as “J.P. Morgan”) for the role of financial advisor in light of J.P. Morgan’s knowledge of TFM and its industry and J.P. Morgan’s experience in similar situations. The Board reviewed disclosure provided by J.P. Morgan regarding relationships between J.P. Morgan and Management VIII and determined that, based on the information provided by J.P. Morgan, those relationships would not impair the advice J.P. Morgan would provide to the Board or its independence. The Board authorized and instructed the Strategic Transaction Committee and Mr. Duggan to work with J.P. Morgan on the terms of a potential engagement.

On October 16, 2015, before TFM had conveyed the Board’s response discussed at the October 15, 2015 meeting to Management VIII, a news outlet published an article speculating that Ray Berry was exploring a bid to take TFM private with the help of a private equity firm and that Management VIII had agreed to work with Mr. Berry on a potential offer for TFM.

On October 18, 2015, the Strategic Transaction Committee met, with Mr. Duggan and representatives of Cravath and Richards Layton participating, to discuss engaging J.P. Morgan as TFM’s financial advisor. Mr. Duggan and the representatives of Cravath reviewed with the Strategic Transaction Committee the terms of a proposed engagement letter to be entered into between TFM and J.P. Morgan. After discussion, the Strategic Transaction Committee authorized the engagement of J.P. Morgan as TFM’s financial advisor and instructed Mr. Duggan to finalize the terms of the engagement letter.

Also on October 18, 2015, the Board met, with Mr. Duggan and representatives of Cravath and Richards Layton participating. Mr. Berry had recused himself from the meeting, as prior to the meeting Mr. Berry had provided a written waiver of notice of any future Board meetings at which the Management VIII proposal or any other inquiries from potential acquirers would be discussed, and therefore Mr. Berry did not attend any Board meetings through the date of entry into the Merger Agreement. The Board discussed next steps in light of the October 15, 2015 letter from Management VIII reiterating its non-binding indication of interest, on behalf of equity funds managed by it, to acquire TFM in an all-cash transaction for $30 per share and the October 16, 2015 news article. After discussion, the Board determined that it would be in the best interests of TFM and the stockholders for the Board to conduct a thorough strategic and financial review of TFM and its business and that TFM would issue a press release announcing the commencement of a review of its strategic and financial alternatives. The Board also authorized TFM to retain an outside consulting firm to assist management in the strategic evaluation of its business.

On October 19, 2015, the Strategic Transaction Committee met, with Mr. Duggan and representatives of Cravath and Richards Layton participating, to discuss, among other things, finalizing the engagement of J.P. Morgan as TFM’s financial advisor, the press release to be issued by TFM announcing that the Board and TFM were undertaking a strategic and financial review and the manner in which the Strategic Transaction Committee would hold meetings, provide updates to the Board and provide guidance and oversight to management and the outside advisors and other matters within the Committee’s mandate. At the meeting, representatives of Cravath and Richards Layton reviewed with the members of the Strategic Transaction Committee the scope of authority delegated to the Strategic Transaction Committee by the Board and their fiduciary duties as members of the Strategic Transaction Committee.

On October 19, 2015, as directed by the Strategic Transaction Committee, Mr. Duggan and J.P. Morgan finalized the terms of and entered into an engagement letter in connection with TFM’s review of strategic and financial alternatives.

On October 20, 2015, TFM issued a press release announcing that it would conduct a strategic and financial review of its business, which could result in TFM continuing to pursue value-enhancing initiatives as a standalone company, capital structure optimization or a sale of TFM or other business combination. On the same day, TFM sent a letter to Management VIII in response to its October 1, 2015 proposal and informed Management VIII that TFM would evaluate its proposal as part of TFM’s announced strategic and financial review. The letter also stated that TFM had confirmed with Ray Berry that he did not have an arrangement with Apollo to work together on an exclusive basis with respect to a potential transaction.

On October 21, 2015, Management VIII delivered a letter to the Board withdrawing the proposal set forth in its prior letters dated October 1, 2015 and October 15, 2015. On October 23, 2015, the Strategic Transaction Committee met, with members of management and representatives of Cravath, Richards Layton and J.P. Morgan participating, to discuss, among other things, the market reaction to TFM’s press release and the status of TFM’s strategic business review, TFM management’s development of its strategic plan and forecast and the evaluation of potential strategic and financial alternatives. At the meeting, representatives of J.P. Morgan informed the Strategic Transaction Committee that J.P. Morgan had received 12 inbound inquiries from financial sponsors regarding a potential acquisition of TFM and also reviewed with the Strategic Transaction Committee preliminary feedback from certain strategic parties that had contacted J.P. Morgan after the announcement.

On October 29, 2015, November 5, 2015, November 12, 2015 and November 23, 2015, the Strategic Transaction Committee met, with members of management and representatives of Cravath, Richards Layton, J.P. Morgan and TFM’s outside consulting firm participating, to discuss, among other things, progress in completing and timeline for the strategic evaluation of TFM’s business, the development by TFM’s management of the strategic plan and forecast, the status of the strategic review being undertaken by TFM, general market conditions, new inbound expressions of interest received from potential acquirers and TFM’s investor communications plan.

On November 17, 2015, TFM’s management finalized its forecast for TFM based on its development of its strategic plan.

On November 19, 2015, TFM released its financial and operating results for the quarter ended October 25, 2015 and announced TFM’s strategic plan initiatives.

On November 25, 2015, Management VIII, on behalf of equity funds managed by it, sent a letter to the Board reaffirming its prior preliminary non-binding indication of interest to acquire TFM in an all-cash transaction for a purchase price of $30.00 per share. Management VIII stated that it was making the proposal together with Ray Berry and Brett Berry, and indicated that the proposal would expire at 5:00 p.m., Pacific time, on December 3, 2015. Like its prior proposal, Management VIII’s offer was subject to engaging in due diligence and obtaining debt financing commitments.

After receiving the November 25th letter from Management VIII, representatives of Cravath and Richards Layton contacted Mr. Berry’s legal counsel to determine if Management VIII’s proposal accurately reflected any arrangement between Management VIII and Messrs. Ray and Brett Berry. Mr. Berry’s legal counsel said that he would consult with Mr. Berry and get back to Cravath and Richards Layton if there had been any changes in circumstances since Mr. Berry had last spoken with the Board.

On November 28, 2015, Mr. Berry’s counsel contacted the representatives of Cravath, and stated that since Management VIII’s earlier offer had expired on October 20, 2015, Mr. Berry had engaged in one conversation with Management VIII, and during that conversation he had agreed that he would roll his equity interest over into the surviving entity if Management VIII were to be successful in agreeing to a transaction with TFM. Mr. Berry’s counsel said that the arrangement was oral and there was no written agreement. Mr. Berry’s counsel also said that in the event that another buyer, and not equity funds managed by Management VIII, were to acquire TFM, Mr. Berry would also consider rolling his equity interest over in such a transaction.

On December 1, 2015 and December 2, 2015, the Board met in person, with members of TFM’s management and representatives of Cravath, Richards Layton, J.P. Morgan and TFM’s outside consulting firm present. The purpose of the Board meeting was to review TFM’s strategic plan that TFM’s management had developed, as well as management’s financial projections based on that strategic plan, and to review with TFM’s management and J.P. Morgan the strategic alternatives available to TFM, including whether to pursue a potential sale transaction or to pursue other strategic or financial alternatives.

The representatives of Richards Layton and Cravath reviewed with the Board their fiduciary duties generally and in connection with their review and decision making regarding strategic alternatives. Representatives of J.P. Morgan reviewed and discussed, among other things, the industry landscape, key trends facing the industry and TFM’s recent trading history and performance.

TFM’s management reviewed TFM’s recent results and outlook. TFM’s management also reviewed the strategic evaluation of TFM’s business and the strategic plan and forecast that it had developed, and the various cost saving and growth initiatives contained in the strategic plan. TFM’s management also reviewed a set of financial forecasts based on the strategic plan, which are referred to as the “November 17 Management Case”, and the Board approved the November 17 Management Case for use in connection with the process for the solicitation of indications of interest. For more information about the November 17 Management Case and the Additional Scenario Information, see “Item 4. The Solicitation or Recommendation—Certain TFM Forecasts”.

J.P. Morgan then presented preliminary valuation analyses. At the meeting, the Board discussed that if TFM was not successful in executing on the new strategic plan, that could have a significant downward effect on TFM’s valuation, and that there was significant risk in successfully executing the strategic plan, especially in light of the industry and competitive pressures TFM was facing. TFM’s management and J.P. Morgan also reviewed sensitivities to the November 17 Management Case in the event that revenue or gross margin fell short of what was reflected in the November 17 Management Case. Representatives of J.P. Morgan then reviewed the different strategic and financial alternatives that might be available to TFM other than the stand-alone plan, including pursuing a leveraged recapitalization, pursuing strategic M&A and pursuing a sale to a financial or strategic buyer.

Following discussion in which the Board considered the relative benefits and risks of the different alternatives available to TFM, the Board determined that, as part of TFM’s ongoing strategic and financial review, it would be in the best interests of stockholders to engage in a process to solicit indications of interest from potential acquirers to ascertain the value that might be achievable in a sale transaction. The Board also discussed how to set up the process for soliciting indications of interest and, after discussions of the different alternatives and taking into account the recommendation of its advisors, decided to conduct a broad-based sale process, especially in light of significant inbound interest already received by J.P. Morgan as a result of the October 20th press release. The Board instructed management that they were not permitted to engage in any discussions with any potentially interested parties in the process regarding future employment roles or arrangements until authorized by the Strategic Transaction Committee or the Board.

In addition, to enhance efficiency, the Board members decided to expand the authority of the Strategic Transaction Committee to oversee the process of soliciting indications of interest in a potential sale of TFM. The Board also decided that the Strategic Transaction Committee should work with TFM’s advisors to design the process for soliciting indications of interest, including determining which parties to reach out to, the timetable for any process to receive indications of interest, the materials that would be provided to bidders and at what stages, and other related matters. The Board also authorized the Strategic Transaction Committee to negotiate an engagement letter with J.P. Morgan to act as a financial advisor in a potential sale transaction.

The Strategic Transaction Committee met on December 2, 2015, with members of management and representatives of Cravath, Richards Layton and J.P. Morgan participating, and authorized and directed J.P. Morgan to begin reaching out to potential counterparties (including the counterparties who previously contacted J.P. Morgan about a potential acquisition of TFM) starting on December 3, 2015 to evaluate their interest in a potential transaction with TFM. The Strategic Transaction Committee reviewed with J.P. Morgan the parties that would be contacted. The Strategic Transaction Committee also discussed that it would be important to any process that all bidders be made aware that Mr. Berry was not working with any party in the process on an exclusive basis, and to see if Mr. Berry would confirm his prior position that if a party other than Management VIII were to be a successful bidder for TFM, that Mr. Berry would be open to discussing an equity rollover with that winning bidder. The Strategic Transaction Committee asked Cravath and Richards Layton to contact Mr. Berry’s counsel to confirm this.

Between December 2, 2015 and the entry into the merger agreement with Purchaser and Parent on March 11, 2016, the Strategic Transaction Committee held a number of meetings and discussions as part of the strategic and financial review process. Members of TFM’s management along with TFM’s financial and legal advisors, participated in many of these meetings and the Strategic Transaction Committee and Mr. Duggan regularly updated the other members of the Board on the status of the process.

On December 3, 2015, representatives of Cravath and Richards Layton contacted Mr. Berry’s counsel to confirm that Mr. Berry continued to be willing to discuss an equity rollover with any potentially interested party that the Board selected as a winning bidder, were TFM to ultimately engage in a sale transaction. The representatives of Cravath and Richards Layton also asked Mr. Berry’s counsel to confirm that Mr. Berry would agree not to engage in any discussions regarding an equity rollover with any potentially interested party, including Management VIII, until authorized to do so by TFM. Finally, the representatives of Cravath and Richards Layton informed Mr. Berry’s counsel that it would be important to the integrity of any sales process that J.P. Morgan be able to confirm to all potentially interested parties this framework, so that each potentially interested party would be aware that Mr. Berry was not working exclusively with any one bidder and that he would be available to discuss an equity rollover with any winning bidder, and that no participants in the process would be permitted to speak with Mr. Berry regarding these matters until authorized by TFM. After consulting with Mr. Berry, Mr. Berry’s counsel contacted the representatives of Cravath and Richards Layton and confirmed these matters and that Mr. Berry would abide by the process framework outlined during the earlier conversation.

On December 3, 2015, as authorized and directed by the Strategic Transaction Committee, J.P. Morgan began to reach out to potential counterparties to evaluate their interest in a potential transaction with TFM, contacting a total of 32 parties (including 23 financial sponsors and 9 strategic parties) over a several week period, including all of the 21 parties who had previously contacted J.P. Morgan and expressed an interest in a potential transaction involving TFM. Between December 4, 2015 and January 28, 2016, J.P. Morgan distributed 25 confidentiality agreements to potential counterparties (22 to financial sponsors and three to strategic parties). Twenty of the contacted parties entered into confidentiality agreements with TFM (including 19 financial sponsors and 1 strategic party), which contained customary standstill provisions that would automatically terminate upon the entry by TFM into a definitive acquisition agreement with a third party. The confidentiality agreements also prohibited all process participants from having discussions with any potential co-bidders in connection with a potential acquisition of TFM, contacting any potential sources of debt or equity financing for a potential acquisition of TFM (including with respect to an equity rollover) or entering into any exclusive financing arrangements, in each case without the prior authorization of TFM.

On December 10, 2015, December 17, 2015, December 22, 2015, January 7, 2016 and January 21, 2016, the Strategic Transaction Committee met, with members of TFM’s management and representatives of Cravath, Richards Layton and J.P. Morgan participating, to discuss the strategic and financial review process, the process for soliciting indications of interest from potential counterparties, the type and scope of information to be provided to potential counterparties during “Phase I” of the process, the format for a management presentation to be provided to potential counterparties during “Phase I” of the process and the state of the equity and debt capital markets and their impact on what potential acquirers might be willing to pay to acquire TFM.

Beginning on December 18, 2015, TFM provided a “Phase I” confidential information memorandum about TFM to potential counterparties who had signed confidentiality agreements, and starting on December 21, 2015, TFM began providing potential counterparties with access to a “Phase I” virtual dataroom. The information provided to strategic buyers during “Phase I” of the process was more limited than the information provided to private equity buyers in light of the need to protect TFM’s competitively and/or commercially sensitive information. The information provided to potential counterparties at this stage included the November 17 Management Case for the years 2016 through 2018.

On January 12, 2016, the Board met, with members of TFM’s management and representatives of Cravath, Richards Layton and J.P. Morgan participating, to discuss, among other things, the strategic and financial review process, the process for soliciting indications of interest from potential counterparties and the state of the equity and debt capital markets and their impact on what potential acquirers might be willing to pay to acquire TFM.

On January 12, 2016, as authorized and directed by the Strategic Transaction Committee during the January 7, 2016 meeting of the Strategic Transaction Committee, J.P. Morgan made available to all potential counterparties who had executed confidentiality agreements a process letter setting forth the process and timetable for the submission of first round preliminary indications of interest and establishing January 25, 2016 as the deadline to submit such indications of interest. The process letter informed potential counterparties that Ray Barry had informed TFM that he would be open to having discussions regarding a potential rollover of his existing equity interests in TFM with parties that advance sufficiently towards completion of the process, provided that at the time such discussions were authorized by TFM. On January 15, 2016, the representatives of J.P. Morgan also provided financing guidance to the potential counterparties with respect to the submission of first round bids (although the parties in the process were made aware that J.P. Morgan would not be available to act as a financing source for any bidder).

On January 19, 2016, TFM made available a management presentation to the potential counterparties participating in the process.

On January 25, 2016, J.P. Morgan received first round preliminary indications of interest for a potential acquisition of TFM from five potential counterparties—Management VIII, three other private equity funds (referred to as “Financial Sponsor Party A”, “Financial Sponsor Party B” and “Financial Sponsor Party C”, respectively) and a conventional food retailer (referred to as “Strategic Party A”).

Management VIII submitted a preliminary non-binding indication of interest proposing, on behalf of equity funds managed by it, to acquire TFM in an all-cash transaction at price of $31.25 per share. Management VIII’s proposal was predicated on obtaining exclusivity for a period of three weeks and stated that, if the Board did not work with Management VIII on an exclusive basis, the purchase price Management VIII would be willing to pay for TFM would be significantly lower. Management VIII’s indication of interest further stated that it would need three weeks to complete its due diligence review of TFM and negotiate definitive agreements for the acquisition of TFM. Management VIII also stated in its indication of interest that if Management VIII was continuing to pursue a transaction in good faith, the exclusivity period would be automatically extended by successive seven-day periods unless either party gave written notice to the other of a refusal to extend at least 48 hours prior to the end of the then-current exclusivity period.

The other four parties submitted preliminary non-binding indications of interest proposing to acquire TFM in an all-cash transaction at the following price ranges:

•	Financial Sponsor Party A—price range of $24.00 to $26.00 per share;

•	Financial Sponsor Party B—price range of $27.00 to $30.00 per share;

•	Financial Sponsor Party C—price range of $28.00 to $30.00 per share; and

•	Strategic Party A—price range of $25.00 to $30.00 per share.

The remaining 15 potential counterparties did not submit indications of interest on January 25th or had declined to continue to participate in the process.

Between January 26 and January 27, 2016, representatives of J.P. Morgan contacted each of the five potential counterparties who had submitted first round indications of interest to clarify the terms of, and obtain additional information with respect to, their proposals.

On January 28, 2016, the Strategic Transaction Committee met, with members of TFM’s management and representatives of Cravath, Richards Layton and J.P. Morgan participating, to consider and evaluate the preliminary indications of interest received by TFM. The Strategic Transaction Committee discussed each of the five bids received by TFM and the feedback received by J.P. Morgan from each of the five potential counterparties who submitted first round bids, as well as the reasons cited by the parties who did not submit indications of interest for dropping out of the process, and noted that a number of process participants had expressed concerns about the fact that TFM was in the early stages of implementing its strategic plan.

The Strategic Transaction Committee discussed whether to grant Management VIII’s request for exclusivity and considered, among other factors, the risk that Management VIII might lower its offer price if it were not granted exclusivity; the non-binding nature of Management VIII’s offer price of $31.25; the fact that Management VIII’s offer price was subject to due diligence and obtaining debt financing; the fact that Management VIII’s offer price was not sufficiently differentiated from the top end of the price ranges proposed by other bidders; the risk of granting Management VIII exclusivity and then failing to complete a transaction with Management VIII at the $31.25 price or at all; the likelihood that Management VIII would continue to participate in the process absent exclusivity; and the importance of speed of executing a transaction given market conditions. The Strategic Transaction Committee also considered that Strategic Party A, a strategic party that potentially had meaningful synergies in a transaction with TFM, as well Financial Sponsor Party B and Financial Sponsor Party C, which had extensive experience in the food retail industry, remained in the process and that Management VIII’s indication of interest was not at a price level that sufficiently differentiated itself from the prices ranges offered by Strategic Party A, Financial Sponsor Party B and Financial Sponsor Party C. The Strategic Transaction Committee also expressed concern that by giving Management VIII exclusivity at this early stage in the process, while other potentially interested parties remained, there was significant risk that Management VIII would not remain at the indicated price or would fail to get to a transaction at all, or would propose other transaction terms in the negotiation of the definitive agreements that would not be as favorable as could be achieved if a more robust process continued. After discussion, the Strategic Transaction Committee determined that it would be in the best interest of TFM and its stockholders to move forward with each of Management VIII, Financial Sponsor Party B, Financial Sponsor Party C and Strategic Party A, but that it would not permit Financial Sponsor Party A into the next round of the process given the lower price range of Financial Sponsor Party A’s offer compared to the other four preliminary indications of interest. The Strategic Transaction Committee authorized and directed J.P. Morgan to communicate the Strategic Transaction Committee’s decision to each of the potential counterparties.

On January 30, 2016, TFM provided each of Management VIII, Financial Sponsor Party B, Financial Sponsor Party C and Strategic Party A with access to the “Phase II” virtual dataroom, which contained additional due diligence information relating to TFM. From January 30, 2016 until March 6, 2016, numerous due diligence sessions were held among TFM, the potential counterparties and their respective advisors and additional documents were posted to the “Phase II” dataroom in response to potential counterparties’ due diligence requests. As part of this process, TFM required that certain competitively and/or commercially sensitive information would be provided to potential strategic counterparties subject to a “clean team” process.

On February 1, 2016, J.P. Morgan provided disclosure regarding relationships between J.P. Morgan and Management VIII, Financial Sponsor Party A, Financial Sponsor Party B, Financial Sponsor Party C and Strategic Party A, which Mr. Duggan shared with the members of the Strategic Transaction Committee.

On February 2, 2016 and February 3, 2016, the Board met in person, with members of TFM’s management and representatives of Cravath, Richards Layton and J.P. Morgan present. During these meetings, members of TFM’s management made presentations and discussed with the Board TFM’s preliminary results for the fiscal year 2015 and TFM’s 2016 annual operating plan.

Mr. Naylor, as chair of the Strategic Transaction Committee, and representatives of J.P. Morgan provided the members of the Board with an update regarding the status of TFM’s strategic and financial review and the process for soliciting indications of interest from potentially interested parties for a potential acquisition of TFM and the proposed outline of the next stage of the process. The Strategic Transaction Committee reviewed the indications of interest that had been received, the decisions made by the Strategic Transaction Committee in terms of which parties to move forward into the next phase of the process and that Management VIII, Financial Sponsor Party C and Financial Sponsor Party B had requested permission to begin contacting financing sources. The representatives of J.P. Morgan also discussed with the Board the state of the equity and debt capital markets and reviewed that the leveraged finance markets were at the time characterized by volatility, elevated pricing and reduced receptivity to new debt issuances. In light of these factors, the Board concluded that speed of execution was of the essence and also determined that Management VIII, Financial Sponsor Party B and Financial Sponsor Party C should be given latitude in the number of potential financing sources that they could contact.

At the Board meeting, the representatives of J.P. Morgan reviewed with the directors J.P. Morgan’s relationships with each of the five bidders that had provided first round indications of interest. The Board asked various questions of the representatives of J.P. Morgan and, in light of the information received, concluded that it did not believe there existed relationships that would impair J.P. Morgan’s independent and objective advice.

Also at the meeting, the representatives of Cravath and Richards Layton reviewed with the Board the proposed terms and conditions of the auction drafts of the merger agreement to be provided to potential financial and strategic buyers, including with respect to, among others, transaction structure, key conditions to closing, deal protection and remedies. The representatives of Cravath discussed with the Board the key differences between the sponsor form and the strategic form of the merger agreement. The Board approved the proposed auction drafts of the merger agreement.

On February 4, 2016, J.P. Morgan received a written unsolicited preliminary non-binding indication of interest, based on publicly available information, from a private equity firm which had investments in food retail companies (referred to as “Financial Sponsor Party D”) to acquire TFM in an all-cash transaction at a price range of $27.00 to $30.00 per share. At the direction of the Strategic Transaction Committee, J.P. Morgan contacted a representative of Financial Sponsor Party D to clarify the terms of and obtain additional information with respect to Financial Sponsor Party D’s offer, including Financial Sponsor Party D’s intended sources of funds for a potential acquisition of TFM. Also during that call, Financial Sponsor Party D stated that it owned just below 5% of TFM’s outstanding stock.

On February 5, 2016, the financial advisors of a specialty food retailer (referred to as “Strategic Party B”), contacted a representative of J.P. Morgan to express Strategic Party B’s interest in engaging with TFM and indicated that Strategic Party B would be submitting a preliminary non-binding indication of interest to acquire TFM. Strategic Party B had been one of the potential counterparties that J.P. Morgan had contacted during its initial outreach in December 2015 and had at the time declined to participate in the process and had not executed a confidentiality agreement. At the direction of the Strategic Transaction Committee, representatives of J.P. Morgan subsequently contacted Strategic Party B’s chief executive officer to discuss Strategic Party B’s interest in a potential transaction and reasons for wanting to engage at this time, given that Strategic Party B had previously declined to participate in the process. During this conversation, J.P. Morgan invited Strategic Party B to submit a written preliminary indication of interest, which J.P. Morgan indicated it would relay and review with the Strategic Transaction Committee and, based on how Strategic Party B’s preliminary indication of interest compared to the first round bids that had been submitted by other potential counterparties, the Strategic Transaction Committee would determine whether or not it made sense to include Strategic Party B in the process.

On February 6, 2016, J.P. Morgan received a written preliminary non-binding indication of interest, based on publicly available information, from Strategic Party B to acquire TFM in an all-cash transaction at price range of $27.00 to $30.00 per share.

Between February 5, 2016 and February 11, 2016, representatives of J.P. Morgan kept TFM’s management and TFM’s other advisors regularly appraised of developments with respect to, and had a number of discussions with them regarding, the offers received from Financial Sponsor Party D and Strategic Party B and the next steps to take as a result of these offers. Mr. Duggan also provided regular updates to the members of the Strategic Transaction Committee with respect to Financial Sponsor Party D’s and Strategic Party B’s proposals. Because the preliminary indications of interest received from Strategic Party B and Financial Sponsor Party D were within the range of bids submitted by the other bidders that had been admitted to “Phase II” of the process, the Strategic Transaction Committee determined that it made sense to include Strategic Party B and Financial Sponsor Party D in the process, and provide them with access to due diligence, subject to the execution of a confidentiality agreement, and ask them to rebid. At the direction of the Strategic Transaction Committee, the representatives of J.P. Morgan, on behalf of TFM, provided a draft confidentiality agreement to each of Strategic Party B and Financial Sponsor Party D, which contained customary standstill provisions (comparable to those contained in the confidentiality agreements executed by the other participants in the process) that would automatically terminate upon the entry by TFM into a definitive acquisition agreement with a third party.

On February 9, 2016, TFM entered into a confidentiality agreement with Strategic Party B, which contained customary standstill provisions that would automatically terminate upon the entry by TFM into a definitive acquisition agreement with a third party, and Strategic Party B was subsequently provided access to the “Phase I” virtual dataroom. At the direction of the Strategic Transaction Committee, representatives of J.P. Morgan instructed Strategic Party B to submit a new indication of interest based on the “Phase I” due diligence information provided to it by February 12, 2016, which the Strategic Transaction Committee would consider in deciding whether to permit Strategic Party B into the second phase of the process.

Between February 5, 2016 and February 17, 2016, each of Management VIII, Financial Sponsor Party B, Financial Sponsor Party C, Strategic Party A and Strategic Party B participated in a management presentation with members of TFM’s management.

On February 11, 2016, the Strategic Transaction Committee met, with Mr. Duggan and representatives of Cravath, Richards Layton and J.P. Morgan participating, to discuss the status of the process. Among other matters, the Strategic Transaction Committee discussed Management VIII’s, Financial Sponsor Party B’s, Financial Sponsor Party C’s and Strategic Party A’s progress with their due diligence review of TFM and the indications of interest received from each of Strategic Party B and Financial Sponsor Party D, including the fact that Financial Sponsor Party D had not yet responded with comments on the confidentiality agreement sent to them by J.P. Morgan . After discussion, the Strategic Transaction Committee determined that if Strategic Party B provided an indication of interest, following its review of the “Phase I” information package, that was in line with the indications of interest from the other potential counterparties that had been permitted to advance to the second phase of the process, Strategic Party B would also be advanced to the second phase of the process and would be directed to work on the same calendar as other potentially interested parties.

Also on February 11, 2016, a news outlet reported that TFM was exploring a sale and speculated about which parties were participating in the process. On February 12, 2016, following the publication of this story, a representative of a large supermarket chain (referred to as “Strategic Party C”), contacted J.P. Morgan indicating that Strategic Party C would be interested in a potential transaction with TFM and requested a confidentiality agreement. Strategic Party C had been one of the potential counterparties that J.P. Morgan had contacted during its initial outreach in December 2015 and had at the time declined to participate in the process and had not executed a confidentiality agreement. On the same day, J.P. Morgan, on behalf of TFM, provided a confidentiality agreement to Strategic Party C, which contained customary standstill provisions that would automatically terminate upon the entry by TFM into a definitive acquisition agreement with a third party.

On the same day, following its review of the “Phase I” due diligence materials provided by J.P. Morgan on behalf of TFM, Strategic Party B reaffirmed its February 6, 2016 indication of interest for the acquisition of TFM in an all-cash transaction at a price range of $27.00 to $30.00 per share. As authorized by the Strategic Transaction Committee at the February 11, 2016 committee meeting, on the basis of its reaffirmed indication of interest Strategic Party B was permitted to advance to the next phase of the process and was provided access to the “Phase II” virtual dataroom.

Also on February 12, 2016, Cravath received a mark-up of the confidentiality agreement from Financial Sponsor Party D’s legal counsel. Between February 12, 2016 and February 25, 2016, the representatives of Cravath engaged in a series of negotiations with Financial Sponsor Party D’s legal counsel regarding the terms of the confidentiality agreement and exchanged numerous drafts of the confidentiality agreement. Financial Sponsor Party D ultimately refused to execute a confidentiality agreement with standstill provisions consistent with the provisions all other participants in the process had agreed to and, as a result, did not move forward in the process.

On February 13, 2016, TFM entered into a “clean team” agreement with Strategic Party B, which contained customary provisions regarding the sharing of competitively sensitive and/or commercially sensitive information.

On February 15, 2016, a representative of Strategic Party C contacted J.P. Morgan and informed J.P. Morgan that Strategic Party C would not be participating in the process, citing Strategic Party C’s belief that it was behind others already involved in the process and as such it would be difficult for Strategic Party C to catch up with other potential counterparties who had been involved in the process from the outset and had already performed significant due diligence of TFM. J.P. Morgan encouraged Strategic Party C to participate in the process stating that they were not far behind and could still catch up with other process participants, but despite such encouragement, Strategic Party C declined to engage further.

On February 18, 2016, the Strategic Transaction Committee met, with members of TFM’s management and representatives of Cravath, Richards Layton and J.P. Morgan participating, to discuss the status of the process. Among other matters, the Strategic Transaction Committee discussed each of the potential counterparties’ progress with their due diligence review and the amount of time they would likely need to submit definitive acquisition proposals, as well as the ability of the potential counterparties to finance a potential acquisition of TFM in light of the challenging conditions in the debt financing markets. The Strategic Transaction Committee determined that, while TFM should target March 14, 2016 as the deadline for the submission of final bids, given

TFM’s performance and the state of the debt financing markets, all bidders should be encouraged to move as quickly as they could. The Strategic Transaction Committee further discussed process and timing for allowing potential counterparties to approach Ray Berry and other members of the Berry family regarding a potential rollover of their existing shares of TFM and, after discussion, determined that rollover discussions should be permitted only after final bids had been received and the Board had determined that it would proceed with a potential sale transaction and had agreed on price and other material transaction terms with the winning bidder.

Following this meeting, J.P. Morgan contacted representatives of each of Management VIII, Financial Sponsor Party B, Financial Sponsor Party C and Strategic Party A to discuss next steps in the process and the timing of submission of final bids, including that TFM was targeting the middle of March as a date for the submission of final bids. In outlining the process timetable, J.P. Morgan indicated that the Strategic Transaction Committee viewed speed of execution as an important differentiating feature of a potential offer. Management VIII stated that they wanted to move more quickly as they had already completed a significant amount of their due diligence work and that they believed they could be in a position to submit a final bid no later than March 7, 2016. Strategic Party A stated that they did not believe that they would be able to submit a final bid prior to mid-March. The representatives of Financial Sponsor Party B stated that they did not believe an early March bid deadline was feasible, but that a mid-March bid deadline could be potentially achieved. The representatives of Financial Sponsor Party C also stated that a mid-March bid deadline might be achievable, but expressed concern to J.P. Morgan about Financial Sponsor Party C’s view that TFM was in the early stages of execution of its strategic plan and the execution risk embedded in the plan. In order to facilitate Financial Sponsor Party C’s assessment of a possible transaction and TFM’s strategic plan, J.P. Morgan organized additional discussions with TFM’s management so that Financial Sponsor Party C could obtain additional information with respect to TFM’s strategic plan.

On February 19, 2016, J.P. Morgan provided disclosure regarding relationships between J.P. Morgan and each of Financial Sponsor Party D and Strategic Party B, which Mr. Duggan shared with the members of the Strategic Transaction Committee.

Between February 19, 2016 and the entry into the merger agreement on March 11, 2016, in numerous conversations between Management VIII and the representatives of J.P. Morgan, Management VIII indicated that they wanted to move very expeditiously towards the announcement of a transaction in light of the fact that they had already substantially completed their due diligence review. Management VIII also said that when it was able to finalize its debt financing commitments for a bid, market conditions were such that it would not be able to hold them open for an extended period of time. Management VIII said that they were willing to agree to a “go-shop” to encourage TFM to enter into an agreement with Management VIII earlier than the middle of March.

On February 24, 2016, representatives of Strategic Party B informed representatives of J.P. Morgan that Strategic Party B would be withdrawing from the process and would not be submitting a final bid, because Strategic Party B was of the view that TFM was in the early stages of a turnaround that would require significant work in execution, and Strategic Party B did not believe it had the resources to operate and manage TFM and successfully implement the operating plan that had been developed by TFM’s management.

Also on February 24, 2016, representatives of Strategic Party A’s financial advisor contacted J.P. Morgan and communicated to J.P. Morgan that Strategic Party A would have difficulty executing a potential acquisition of TFM on its own. The representatives of Strategic Party A, however, indicated that Strategic Party A would be potentially interested in partnering with a private equity firm in an arrangement pursuant to which Strategic Party A would be a minority investor, the private equity firm would oversee the operations of TFM and the execution of TFM’s strategic and financial plan and Strategic Party A would have the right to acquire TFM in the future from the financial sponsor. On the same day, representatives of J.P. Morgan contacted Strategic Party A’s chief financial officer, who confirmed Strategic Party A’s interest in pursuing a potential partnership with a private equity firm. The representatives of J.P. Morgan invited Strategic Party A to submit an indicative term sheet for a potential partnership with a private equity buyer, but Strategic Party A indicated that they would prefer to respond to proposals submitted by private equity firms.

On February 25, 2016, representatives of Financial Sponsor Party C contacted J.P. Morgan and reiterated that, following its due diligence review so far, Financial Sponsor Party C was having difficulty seeing how it could move forward in light of the early stages of TFM’s executing on its strategic plan.

Later in the afternoon on February 25, 2016, the Strategic Transaction Committee met, with Mr. Duggan and representatives of Cravath, Richards Layton and J.P. Morgan participating, to discuss the status of the process. The Strategic Transaction Committee discussed the desire to maintain as competitive of a process as possible and the possibility of partnering two parties (Strategic Party A and either Financial Sponsor Party B or Financial Sponsor Party C) who were less likely to bid on their own. After discussion, the Strategic Transaction Committee instructed J.P. Morgan to discuss the possibility of partnering a strategic buyer with each of Financial Sponsor Party B and Financial Sponsor Party C.

At the February 25th meeting, the Strategic Transaction Committee discussed the need for additional scenario analyses with respect to the November 17 Management Case in light of TFM’s recent business performance and the risks relating to TFM’s ability to execute on its strategic plan, as well as trends facing the specialty food retail industry as a whole. The Strategic Transaction Committee also noted feedback that TFM had received throughout the process from potential bidders that there was a high degree of perceived execution risk inherent in TFM’s strategic plan. In light of these considerations, the Strategic Transaction Committee requested that TFM’s management develop additional financial projection scenarios to reflect updated assumptions for TFM’s projected revenue growth and gross margin.

The Strategic Transaction Committee also discussed the timeline for a potential transaction. J.P. Morgan explained that Strategic Party A, Financial Sponsor Party B and Financial Sponsor Party C had stated they would need until at least mid-March to be in a position to submit a final bid. In light of the fact that Strategic Party A was potentially interested in pursuing a joint bid with a private equity firm and that conversations with Financial Sponsor Party C and Financial Sponsor Party B were being set up to facilitate that, the Strategic Transaction Committee decided to continue targeting mid-March as a bid deadline. The Strategic Transaction Committee discussed how Management VIII continued to press for an earlier bid deadline in light of the amount of work they had already undertaken and their confidence in being able to pull together a final bid and the associated financing on a much earlier timeframe. The Strategic Transaction Committee and the advisors discussed that any bid would need to include a merger agreement markup, and that the approach taken by Management VIII in the markup would give a good indication of whether Management VIII was willing to move quickly. It was determined that J.P. Morgan should ask Management VIII to submit a merger agreement markup in the near term to determine if a transaction with Management VIII on an earlier timeframe was doable, and to see if a potential transaction with Management VIII would be actionable if a joint bid between Strategic Party A and either Financial Sponsor Party B or Financial Sponsor Party C did not materialize.

On February 25, 2016, as authorized and directed by the Strategic Transaction Committee, representatives of J.P. Morgan contacted Financial Sponsor Party B, and on February 26, 2016, representatives of J.P. Morgan contacted Financial Sponsor Party C to discuss their interest in potentially partnering up with a strategic buyer (the identity of which was not provided to either Financial Sponsor Party B or Financial Sponsor Party C at that time) and invited each of them to provide an indicative high-level term sheet regarding the structure of a potential consortium arrangement that could be shared with the strategic buyer.

On February 26, 2016, J.P. Morgan, on behalf of TFM, posted an auction draft of the merger agreement to the dataroom. The auction draft of the merger agreement provided for a 30-day “go-shop” period, with an up to 15-day extension for certain excluded parties who submitted an acquisition proposal during the initial 30-day “go-shop” period. The merger agreement also contemplated a termination fee equal to 0.75% of the transaction’s equity value payable by TFM if either the Board changed its recommendation for the transaction and the purchaser subsequently terminated the merger agreement or if TFM terminated the merger agreement to accept a superior proposal during the go-shop period and 1.75% if any of these events occurred following the expiration of the go-shop period (which we refer to as the “company termination fee”). The auction draft of the merger agreement which was provided to the private equity buyers also provided for a reverse termination fee equal to 8.50% of the transaction’s equity value payable by a private equity buyer if the buyer did not consummate the proposed transaction as a result of its failure to obtain debt financing (which we refer to as the “reverse termination fee”).

On February 27, 2016, each of Financial Sponsor Party B and Financial Sponsor Party C provided to J.P. Morgan indicative term sheets for a potential partnership with a strategic party, which the representatives of J.P. Morgan shared with Strategic Party A. After receiving the indicative term sheets, a representative of Strategic Party A contacted J.P. Morgan and expressed the view that, while any definitive agreement would need to be negotiated, the framework provided in each of the indicative term sheets provided a basis for conversation with each of the two financial sponsors.

On March 1, 2016, J.P. Morgan received permission from each of Financial Sponsor Party B and Financial Sponsor Party C to reveal their identities to Strategic Party A, and also received permission from Strategic Party A to reveal its identity to each of Financial Sponsor Party C and Financial Sponsor Party B. Later that day, the representatives of J.P. Morgan facilitated separate discussions, with representatives of J.P. Morgan present, between Strategic Party A and each of Financial Sponsor Party B and Financial Sponsor Party C relating to a possible joint bid. At no point were Financial Sponsor Party B and Financial Sponsor Party C introduced to each other, and each of the discussions with Strategic Party A happened separately.

After these meetings, a representative from Strategic Party A contacted a representative of J.P. Morgan to provide preliminary feedback on the discussions with each of Financial Sponsor Party B and Financial Sponsor Party C. The representative of Strategic Party A stated that it needed to do work with its counsel to determine how to manage the operational features of a potential joint investment in TFM with a private equity fund, in light of the fact that Strategic Party A and TFM were competitors in the same industry. The representative of Strategic Party A said that it would discuss those considerations, as well as the other important terms of a joint bid, internally and with its counsel to determine if it believed there was a path forward.

On March 2, 2016, Cravath received a mark-up of the merger agreement and drafts of other transaction documents from Morgan, Lewis & Bockius LLP (which we refer to as “Morgan Lewis”), Management VIII’s outside legal counsel. Among other changes, the mark-up of merger agreement provided for a 10-day “go-shop” period and contemplated a company termination fee equal to 1.50% of the transaction’s equity value during the go-shop period and 3.75% following the expiration of the go-shop period, and a reverse termination fee equal to 6.25% of the transaction’s equity value.

On March 3, 2016, the Strategic Transaction Committee met, with members of TFM’s management and representatives of Cravath, Richards Layton and J.P. Morgan participating, to discuss the status of the process. Among other matters, the Strategic Transaction Committee discussed the fact that Management VIII had submitted a mark-up of the merger agreement and had repeatedly expressed an interest in submitting a bid earlier than mid-March.

The Strategic Transaction Committee also discussed the status of discussions between Strategic Party A and Financial Sponsor Party B or Financial Sponsor Party C regarding a potential partnership and the timeline for a potential co-investment. The Strategic Transaction Committee then discussed the possibility that Strategic Party A and either Financial Sponsor Party B or Financial Sponsor Party C may not be able to agree on terms regarding a potential joint acquisition quickly or at all, and determined that if Management VIII submitted a final, fully financed proposal that was compelling from both a value and certainty perspective, it could make sense to move forward with Management VIII if it appeared at that time that Strategic Party A would not be able to submit a competing bid in the near term or at all.

Representatives of Cravath then reviewed with the Strategic Transaction Committee the terms of the merger agreement mark-up which Cravath had received from Morgan Lewis, noting in particular Management VIII’s proposal with respect to the length of the “go-shop” period and the size of the termination fees and Management VIII’s conditions to consummating the proposed transaction.

Following discussion, the Strategic Transaction Committee determined that, if TFM were to move forward with Management VIII on Management VIII’s requested accelerated timeline, a merger agreement with Management VIII should contain a long-enough “go-shop” period to allow any bidders remaining in the process to submit a competing proposal during the “go-shop” period, and instructed Cravath to include a 21-day “go-shop” period in the revised draft of the merger agreement, which the Strategic Transaction Committee considered to be sufficient for Strategic Party A and either Financial Sponsor Party B or Financial Sponsor Party C to submit a firm bid if they remained interested in a potential transaction, based on the statements from Strategic Party A, Financial Sponsor Party B and Financial Sponsor Party C as to how long they would need to deliver a bid. The Strategic Transaction Committee also directed Cravath to include in the merger agreement a company termination fee of 1.25% of the transaction’s equity value during the 21-day “go-shop” period and 2.50% following the expiration of the “go-shop” period, and a reverse termination fee of 7.25% of the transaction’s equity value.

Also on March 3, 2016, TFM and J.P. Morgan finalized the terms of and entered into an engagement letter in connection with a potential sale transaction involving TFM.

On March 4, 2016, Cravath sent a revised draft of the merger agreement and mark-ups of Management VIII’s other transaction documents to Morgan Lewis. In accordance with the Strategic Transaction Committee’s instructions, the mark-up of merger agreement provided for a 21-day “go-shop” period, a company termination fee equal to 1.25% of the transaction’s equity value during the go-shop period and 2.50% following the expiration of the “go-shop” period, and a reverse termination fee equal to 7.25% of the transaction’s equity value.

On March 8, 2016, Management VIII submitted a definitive proposal, on behalf of equity funds managed by it, to acquire TFM in an all-cash transaction for $27.25 per share of TFM common stock. Management VIII’s proposal was fully financed with equity commitments from certain funds managed by Management VIII and debt commitments from Management VIII’s debt financing sources. Management VIII’s debt financing commitments remained open until 5:00 p.m., Eastern time, on March 13, 2016.

In its March 8th proposal, Management VIII explained that their offer price was lower than the price indicated in the letter previously submitted by Management VIII on January 25, 2016 for the following primary reasons: (i) the magnitude of the turnaround necessary in TFM’s business was greater than expected as there would have to be a much more significant investment in price required to be competitive and regenerate traffic growth; (ii) a significantly greater re-merchandising of TFM’s overall assortment and offering would be required in order to be competitive with the realities of the present day competitive food retail marketplace and this re-merchandising would create risk and would be significantly capital intensive; (iii) continued sales pressure over the last quarter and through the first period of the fiscal year 2016 at a worse than expected level; and (iv) significantly less available funded debt financing than previously believed to be available and at a substantially higher cost of capital and with less overall flexibility in relevant terms. Management VIII’s March 8th proposal was not contingent on an equity rollover by Ray Berry or any other member of the Berry family, but Management VIII had indicated to J.P. Morgan that they would prefer it if they could start discussing an equity rollover prior to announcement of a transaction.

Also on March 8, 2016, Morgan Lewis sent Cravath a revised draft of the merger agreement and the related transaction documents.

On March 8, 2016, the Strategic Transaction Committee met, with members of TFM’s management and representatives of Cravath, Richards Layton and J.P. Morgan participating, to consider Management VIII’s proposal. The Strategic Transaction Committee and the advisors discussed Management VIII’s proposed offer price of $27.25. The Strategic Transaction Committee discussed the process to date, and the fact that Management VIII seemed to be the bidder that was the most interested and motivated in getting to a transaction. The Strategic Transaction Committee also reviewed and discussed all of the information that it had received to date in overseeing the process, as well as the recent performance of TFM. The Strategic Transaction Committee expressed concern with respect to the risks in TFM executing on its strategic plan, and that TFM’s performance, especially in the near term, was likely to be difficult as TFM and the management team implemented the strategic plan. The Strategic Transaction Committee also discussed that there was potential upside in TFM’s strategic plan, and that a price of $27.25 was not likely to be sufficient to move forward with Management VIII on the expedited timeframe that Management VIII was seeking. The Strategic Transaction Committee instructed J.P. Morgan to contact Management VIII and say that Management VIII would need to improve its offer in order for the Strategic Transaction Committee to recommend to the Board that TFM move forward with them and execute a transaction. The Strategic Transaction Committee also considered when it would allow Management VIII to engage in discussions with Ray Berry and other members of the Berry family regarding a potential equity rollover and determined that if Management VIII sufficiently improved its offer, the Strategic Transaction Committee would be receptive to allowing these discussions to occur so long as they were chaperoned by J.P. Morgan.

Representatives of Cravath reviewed with the Strategic Transaction Committee the terms of the revised merger agreement which Cravath had received from Morgan Lewis earlier in the day, noting that Management VIII had agreed to a 21-day “go-shop” period; Management VIII had accepted TFM’s proposal with respect to the size of the company termination fee, both during the go-shop period and following the expiration of the go-shop period; and Management VIII had proposed a reverse termination fee of 6.75% of the transaction’s equity value. The representatives of Cravath and J.P. Morgan also provided an overview of and discussed the principal terms and conditions of Management VIII’s debt financing commitments.

After the meeting, and as directed by the Strategic Transaction Committee, J.P. Morgan contacted Management VIII and relayed the Strategic Transaction Committee’s request for an increase in the offer price.

On March 9, 2016, Management VIII, on behalf of equity funds managed by it, submitted its best and final offer to acquire TFM in an all-cash transaction for $28.50 per share of TFM common stock. Management VIII’s revised offer was fully financed with equity commitments from such equity funds managed by Management VIII and debt commitments from Management VIII’s debt financing sources and was not contingent upon an equity rollover by Ray Berry or any other member of the Berry family. In a conversation with J.P. Morgan that day, Mr. Jhawar said that his increase in purchase price was predicated on obtaining a $4 to $5 million expense reimbursement in circumstances where TFM was required to pay a termination fee, but indicated Management VIII would consider increasing the reverse break-up fee above the 6.75% reflected in its bid the prior day. Mr. Jhawar also reiterated Management VIII’s interest in speaking with members of the Berry family regarding a potential equity rollover.

During the morning of March 9, 2016, following the receipt of Management VIII’s best and final offer, Mr. Duggan conferred with each of the members of the Strategic Transaction Committee and the Strategic Transaction Committee determined that, based on Management VIII’s revised offer price, that Management VIII would be allowed to engage in discussions with Mr. Berry and other members of the Berry family regarding a potential equity rollover. The Strategic Transaction Committee decided that, as previously discussed, all such discussions would be chaperoned by J.P. Morgan and that no specific price details would be shared at such time, and Management VIII would only be able to have more fulsome discussions on an non-chaperoned basis if the Board had determined if it were willing to move forward with a transaction. Following these discussions, Mr. Duggan authorized J.P. Morgan to facilitate those discussions.

Later in the day on March 9, 2016, J.P. Morgan informed Management VIII that, while their final bid would need to be reviewed by the Board, based on Management VIII’s revised offer, the Strategic Transaction Committee determined that Management VIII could have an introductory conversation with Mr. Berry and other members of the Berry family regarding a potential equity rollover, but that J.P. Morgan would participate in those discussions to ensure that no specific price information was shared between Management VIII and the Berry family. Also on that day, representatives of Cravath and Richards Layton had a similar conversation with Mr. Berry’s counsel. Introductory conversations between Mr. Berry and Brett Berry occurred with representatives of Management VIII, with J.P. Morgan present, that evening.

Between March 9, 2016 and March 11, 2016, representatives of Cravath, on the one hand, and representatives of Morgan Lewis and Paul, Weiss, Rifkind, Wharton & Garrison LLP (which we refer to as “Paul Weiss”), Management VIII’s legal counsel with respect to debt financing matters, on the other hand, engaged in numerous discussions and negotiations regarding the terms of the merger agreement and the related transaction agreements.

On March 10, 2016, the Strategic Transaction Committee met, with members of TFM’s management and representatives of Cravath, Richards Layton and J.P. Morgan participating, to consider Management VIII’s best and final offer. Representatives of TFM’s management discussed with the Strategic Transaction Committee and the advisors TFM’s recent business performance and outlook. Management reviewed with the Strategic Transaction Committee the risks relating to TFM’s ability to execute on its strategic plan and reviewed with the Strategic Transaction Committee three additional projection scenarios (which we refer to as the “Additional Scenario Information”) which management had developed to illustrate and quantify these risks. For more information about the November 17 Management Case and the Additional Scenario Information, see “Item 4. The Solicitation or Recommendation—Certain TFM Forecasts”.

Also at the March 10, 2016 meeting, the Strategic Transaction Committee discussed with J.P. Morgan updated preliminary financial analyses of TFM as a stand-alone company and of the potential transaction with Management VIII. Representatives of Cravath updated the Strategic Transaction Committee on the current status of the negotiations of the merger agreement and other transaction documents. The Strategic Transaction Committee discussed a number of considerations regarding TFM’s stand-alone prospects relative to the offer from Management VIII. The Strategic Transaction Committee also discussed that it appeared that Strategic Party A was unlikely to reach an agreement with either Financial Sponsor Party C or Financial Sponsor Party B for a joint bid before TFM would be able to finalize a deal with Management VIII, and it was unclear whether they would ever reach a deal. After discussing these considerations, and receiving financial information and analyses from J.P. Morgan based on the November 17 Management Case and the Additional Scenario Information, the Strategic Transaction Committee determined that it would recommend to the Board that TFM enter into a transaction with the funds managed by Management VIII at $28.50 per share. With respect to the open points in the merger agreement, the Strategic Transaction Committee gave its perspective on these points to J.P. Morgan and Cravath and instructed Cravath to finalize the transaction documentation in advance of the Board meeting scheduled for the following day. During the evening of March 10, 2016 and the morning of March 11, 2016, Cravath, Morgan Lewis and Paul Weiss finalized the terms of the merger agreement and the other transaction documents. With respect to the remaining open issues in the merger agreement, TFM agreed to a $4 million expense reimbursement to Parent in circumstances where TFM was to pay a termination fee to Parent, and Management VIII agreed that the reverse break-up fee would be 7.0% of the transaction’s equity value.

On March 10, 2016, Cravath received a draft of a rollover, contribution and exchange agreement and a draft support agreement from Morgan Lewis in connection with the Berry family potential rollover of their TFM shares in the transaction. Cravath relayed these agreements to counsel for Ray and Brett Berry, but did not otherwise participate in the negotiation of these agreements.

During the morning of March 11, 2016 and prior to TFM’s Board meeting, representatives of J.P. Morgan reached out to Strategic Party A to see if they were interested in submitting a proposal. Strategic Party A stated that they had evaluated a potential opportunity to partner with either Financial Sponsor Party B or Financial Sponsor Party C and they had ultimately concluded that they would not be in a position to move forward with a potential transaction.

On March 11, 2016, the Board held a special telephonic meeting to consider the proposed transaction with Management VIII. TFM’s management and representatives of Cravath, Richards Layton and J.P. Morgan participated in the Board meeting.

At the meeting, representatives of Richards Layton again reviewed with the Board their fiduciary duties, including in connection with considering the proposed transaction with the funds managed by Management VIII.

Representatives of TFM’s management then discussed with the Board TFM’s business performance and outlook and discussed TFM’s strategic plan on a stand-alone basis (including the Additional Scenario Information) and the risks relating to TFM’s ability to execute on its strategic plan, in light of the macroeconomic trends facing the industry, the fact that the plan was in the early stages of execution and the fact that TFM was facing continued comparable store sales declines.

Also at this meeting, representatives of J.P. Morgan provided the members of the Board with a market update with respect to the state of the equity and debt financial markets and reviewed the strategic alternatives process that had led to the proposal from Management VIII. The representatives of J.P. Morgan provided updated disclosure to the Board with respect to its relationship with Management VIII which did not reveal any significant previously undisclosed relationships. The representatives of J.P. Morgan presented their financial analyses of the proposed transaction with the funds managed by Management VIII and rendered to the Board J.P. Morgan’s oral opinion, which J.P. Morgan subsequently confirmed by the delivery of a written opinion dated March 11, 2016, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth in J.P. Morgan’s opinion, the merger consideration to be paid to the holders of Company Common Stock (other than shares held in treasury, shares with respect to which TFM’s stockholders have properly demanded appraisal rights and the Rollover Shares) was fair, from a financial point of view, to such holders. J.P. Morgan’s opinion is more fully described below in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of TFM’s Financial Advisor”.

Representatives of Cravath then reviewed with the Board the terms and conditions of the proposed transaction with Management VIII contained in the merger agreement and the related transaction documents, as well as the terms and conditions of equity and debt commitments obtained by Parent to finance the proposed transaction. Representatives of Cravath also reviewed with the directors the employee benefit related provisions of the merger agreement and the effect of the proposed transaction on TFM’s incentive compensation plans and other employee benefits arrangements. Members of the Board asked questions and discussed the merger agreement, the financing for a potential transaction and related matters.

Representatives of Cravath then reviewed with the Board the terms of, and considerations with respect to, a forum selection bylaw, including the scope of forum selection bylaws, the enforceability of forum selection bylaws and the potential benefits of adopting a forum selection bylaw. The Board discussed the advantages of adopting a forum selection bylaw and selecting Delaware as the exclusive forum, including that it would be more efficient and cost-effective for stockholder litigation arising from any transaction to be brought in one state; that litigation on the same matter in multiple jurisdictions could result in inconsistent outcomes; that under the DGCL, TFM could specify only Delaware as the exclusive forum; and that Delaware courts would be a logical forum because TFM is incorporated in Delaware and any applicable litigation would be governed under the DGCL.

After discussion in which TFM directors considered numerous factors, which are described in further detail in “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation—Reasons for Recommendation”, the members of the Strategic Transaction Committee unanimously recommended that the Board approve the merger agreement and the related agreements and the proposed transactions contemplated thereby.

Following the Strategic Transaction Committee’s recommendation, the Board recessed and the members of TFM’s Compensation Committee unanimously approved the employee benefit related provisions of the merger agreement and the effect of the proposed transaction on TFM’s incentive compensation plans and other employee benefits arrangements.

The Board then reconvened and the members of the Board unanimously (with the exception of Mr. Berry who had recused himself from the meeting) approved the merger agreement and the related agreements and the proposed transactions contemplated thereby. The members of the Board also declared it advisable and in the best interests of TFM and its stockholders to consummate the proposed transactions, on the terms and subject to the conditions set forth in the merger agreement and the related agreements, and to recommend that TFM stockholders tender their shares in the tender offer as contemplated by the merger agreement. The Board also approved an amendment to TFM’s bylaws to provide that courts in the state of Delaware be the exclusive forum for: derivative actions or proceedings brought on behalf of TFM; actions or proceedings asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of TFM to TFM or its stockholders; actions or proceedings asserting a claim arising pursuant to, or seeking to enforce rights, obligations or remedies under, the DGCL, TFM’s charter or TFM’s bylaws; and actions or proceedings asserting a claim governed by the internal affairs doctrine.

Also on March 11, 2016, the Board granted permission to Management VIII to engage in negotiations with Ray Berry and Brett Berry regarding a potential rollover of their existing shares of TFM common stock.

TFM, Parent and Purchaser then executed the merger agreement and related agreements in connection with the proposed transaction. The Equity Investors also delivered the limited guarantee in favor of TFM and the equity commitment letter to Parent. Parent and Purchaser received the debt commitment letter from their debt financing sources.

On March 12, 2016, Parent entered into a rollover, contribution and exchange agreement with the Rollover Stockholders, pursuant to which they agreed to contribute their Rollover Shares to Parent in exchange for shares of its common stock. On the same date, the Rollover Stockholders also entered into a support agreement with Parent and Purchaser, pursuant to which they agreed not to tender the Rollover Shares in the Offer and otherwise to support the transaction.

Prior to the opening of markets in the United States on March 14, 2016, TFM and Apollo and its subsidiaries jointly announced the execution of the merger agreement.

Under the terms of the merger agreement, until 12:00 midnight, New York City time, on April 2, 2016 (i.e., one minute after 11:59 p.m., New York City time, on April 1, 2016), TFM is permitted to initiate, solicit, facilitate and encourage potential takeover proposals from third parties, including by providing access to non-public information to third parties, and to enter into, engage in and maintain discussions or negotiations with third parties with respect to potential takeover proposals and otherwise to cooperate with or assist or participate in, or facilitate any discussions or negotiations.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, the Strategic Transaction Committee and the Board consulted with senior management of TFM, as well as J.P. Morgan, Cravath and Richards Layton. In the course of making the determination to recommend the Transactions to the Board, the Strategic Transaction Committee considered, and in the course of making the determination that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, TFM and its stockholders (other than the Rollover Stockholders) and to recommend that TFM’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered, numerous factors, including the following material factors and benefits of the Transactions:

•	recent and historical market prices for the TFM Common Stock, as compared to the consideration payable in the Offer and the Merger, including the fact that the $28.50 per Share consideration payable in the Offer and the Merger represents:

•	a premium of approximately 53% over the closing price of the Shares on February 10, 2016 (the last trading day prior to press speculation regarding a potential transaction involving TFM);

•	a premium of approximately 25% over the closing price of the Shares on March 11, 2016 (the last trading day before public announcement of the Merger Agreement); and

•	a premium of approximately 17% over the closing price of the Shares on October 15, 2015 (the last trading day before the press reported that TFM had received an unsolicited offer from equity funds managed by Management VIII).

•	the lengthy and open sale process conducted by TFM prior to entering into the Merger Agreement, which was directed by the Strategic Transaction Committee and the Board and conducted with the assistance of J.P. Morgan, Cravath and Richards Layton, during which representatives of TFM contacted or were contacted by 33 potential counterparties, entered into non-disclosure agreements and engaged in due diligence with 21 potential counterparties, received first round indications of interest from seven potential counterparties and provided management presentations to five potential counterparties, which process did not result in any definitive proposals to acquire TFM at a price higher than $28.50 per Share;

•	the fact that TFM negotiated an increase in the consideration payable in the Transactions to $28.50 per Share from equity funds managed by Management VIII’s initial definitive proposal of $27.25 per Share on March 8, 2016, and the fact that equity funds managed by Management VIII characterized their proposal of $28.50 per Share as their “best and final” offer and the Strategic Transaction Committee’s and the Board’s belief that $28.50 per Share was in fact their “best and final” offer;

•	the review of possible strategic and financial alternatives to a sale of TFM conducted by the Strategic Transaction Committee and the Board prior to the entry into the Merger Agreement, including the possibility of continuing as a standalone company, capital structure optimization or pursuing other business combinations, which the Strategic Transaction Committee and the Board evaluated with the assistance of J.P. Morgan and determined were less favorable to TFM’s stockholders than the Transactions in light of the potential risks, rewards and uncertainties associated with those alternatives;

•	the possibility that it could take a considerable period of time before the trading price of the TFM Common Stock would reach and sustain at least the per share Offer Price of $28.50, as adjusted for present value;

•	the Strategic Transaction Committee and the Board’s belief, which was reinforced by concerns raised by a number of potential counterparties in the process, that TFM’s stand-alone strategic plan involved significant risks in light of the industry and competitive pressures TFM was facing and the Strategic Transaction Committee’s and the Board’s concerns with respect to the risks relating to TFM’s ability to execute on its strategic plan including the possibility that the strategic plan may not produce the intended results on the targeted timing or at all;

•	the fact that the Merger Agreement contains “go-shop” provisions, which permit TFM to actively solicit competing acquisition proposals for a period of 21 days after entering into the Merger Agreement (the “Go-Shop Period”) and to, subject to certain requirements, continue discussions and negotiations with parties who submit an acquisition proposal during the Go-Shop Period;

•	the fact that the consideration to be paid in the Offer and the Merger is all cash, which provides certainty of value and liquidity to TFM’s stockholders while avoiding long-term business risk, including the risks and uncertainties relating to TFM’s prospects (including the prospects described in the management’s forecasts summarized under “Item 4. The Solicitation or Recommendation—Certain TFM Forecasts” below);

•	the financial analyses presented to the (Strategic Transaction Committee and the Board by J.P. Morgan, as well as the opinion of J.P. Morgan, dated March 11, 2016, to the Board to the effect that, as of that date, and based upon and subject to the factors and assumptions set forth therein, the $28.50 in cash per Share to be paid to the holders of Shares (other than Shares held in treasury, Shares with respect to which TFM’s stockholders have properly demanded appraisal rights and the Rollover Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (See “—Opinion of TFM’s Financial Advisor” under “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion”);

•

the fact that the resolutions approving the Merger Agreement and the Transactions were unanimously approved by the Board (with the exception of Ray Berry who recused himself from the Board meeting and all Board deliberations relating to the Transactions), which is comprised of eight out of nine directors who are not officers of the Company or any of its subsidiaries, and the Board retained and received advice from J.P. Morgan, an experienced financial advisor, and outside legal counsel, Cravath and Richards Layton, in evaluating, negotiating and recommending the terms of the Merger Agreement;

•	the fact that as a part of the sales process there were restrictions on the ability of the equity funds managed by Management VIII (and other potential bidders) to enter into any discussions or arrangements regarding an equity rollover with Ray Berry, Brett Berry and any other stockholders without the Strategic Transaction Committee’s or the consent, and that no such negotiations took place prior to the execution of the Merger Agreement;

•	the fact that as part of the sales process there were restrictions on the ability of the equity funds managed by Management VIII (and other potential bidders) and TFM’s management to enter into any discussions or arrangements regarding employment, retention or similar agreements or arrangements without Strategic Transaction Committee’s or the Board’s consent, and that no such discussions or negotiations took place prior to the execution of the Merger Agreement;

•	the fact that neither the Offer nor the Merger is conditioned upon Ray Berry, Brett Berry or any other stockholder entering into an equity rollover or similar agreement;

•	the fact that neither the Offer nor the Merger is conditioned upon any member of TFM’s management entering into any employment, equity contribution or other agreement or arrangement with Parent, Purchaser or TFM, and that no such agreement or arrangement existed as of the date of the Merger Agreement;

•	the fact that Parent and Purchaser had obtained committed equity financing (the “Equity Financing”) in excess of 45% of the amount necessary to consummate the Transactions and had obtained committed debt financing from major commercial banks with significant experience in similar lending transactions and strong reputations for honoring their commitments (the “Debt Financing”) in an amount that, together with the committed Equity Financing, would be sufficient to consummate the Transactions;

•	the limited number and nature of the conditions to the Equity Financing and Debt Financing and the obligation of Parent and Purchaser to use their reasonable best efforts to satisfy the conditions to the Equity Financing and Debt Financing and to cause the financing sources to fund the financing at closing;

•	the fact that appraisal rights under the DGCL would be available to the stockholders of TFM who do not tender their Shares in the Offer and who properly demand appraisal of their Shares and comply with the required procedures under the DGCL to perfect their appraisal rights, including the fact that such stockholders will have the right to demand appraisal and payment of the “fair value” of their Shares as determined by the Delaware Court of Chancery (see “—Appraisal Rights” under “Item 8. Additional Information”);

•	the likelihood that the Transactions would be consummated without significant delay based on, among other things:

•	the structure of the Transactions as a two-step acquisition of TFM, consisting of a tender offer followed by a second-step merger, and the fact that under the DGCL the Merger can be effected immediately following the consummation of the Offer, without a meeting or vote of TFM’s stockholders;

•	the fact that Parent and Purchaser are required to extend the Offer on one or more occasions until the outside date under the Merger Agreement if at the scheduled expiration time of the Offer any of the Offer conditions are not satisfied or waived in order to permit the satisfaction of all Offer conditions;

•	the limited and otherwise customary conditions to the Transactions, including the commitments made by Parent and Purchaser to obtain all required regulatory approvals for the Transactions, and the representations, warranties and covenants by Parent and Purchaser related to obtaining the Equity Financing and the Debt Financing, which were substantial assurances that the Transactions would ultimately be consummated on a timely basis;

•	the ability of TFM to specifically enforce Parent’s and the Purchaser’s obligations under the Merger Agreement, including (subject to the satisfaction of the other closing conditions and the funding of the Debt Financing) their obligations to consummate the Offer and the Merger;

•	the absence of a financing condition and the fact that the Merger Agreement provides that, if the Transactions are not consummated due to a failure of the Debt Financing sources to fund the Debt Financing, Parent will pay TFM a reverse termination fee of $95 million (“Parent Termination Fee”), without TFM having to establish any damages, and the fact that the payment of the Parent Termination Fee is fully guaranteed by equity funds managed by Management VIII pursuant to the Limited Guarantee; and

•	the fact that the outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions;

•	the Strategic Transaction Committee’s and the Board’s review of the financial and other terms of the Merger Agreement, including, among others, the following specific terms of the Merger Agreement:

•	following the expiration of the Go-Shop Period, TFM’s ability, under certain circumstances, to furnish information to third parties making unsolicited takeover proposals and to engage in discussions and negotiations with such third parties;

•	the Board’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a competing takeover proposal, subject to TFM (1) paying Parent a termination fee (the “Company Termination Fee”) of $17 million if the superior proposal is made prior to the expiration of the Go-Shop Period or $34 million if the superior proposal is made thereafter and (2) reimbursing Parent’s documented, out-of-pocket fees and expenses in connection with the Transactions in an amount not to exceed $4 million (the “Expense Reimbursement”).

•	the Board’s ability, under certain circumstances, to withdraw or change its recommendation in favor of the Offer (an “Adverse Recommendation Change”) in response to a superior proposal, subject to TFM paying Parent the applicable Company Termination Fee and Expense Reimbursement if Parent terminates the Merger Agreement as a result of the Adverse Recommendation Change;

•	the Board’s ability, under certain circumstances, to make an Adverse Recommendation Change other than in response to a takeover proposal if the Board or any committee or subcommittee determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law;

•	the Strategic Transaction Committee’s and the Board’s belief that the applicable Company Termination Fee and the Expense Reimbursement payable to Parent in certain circumstances, including if TFM terminated the Merger Agreement to accept a superior proposal or if Parent terminated the Merger Agreement as a result of an Adverse Recommendation Change, was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a competing proposal for TFM following the announcement of the Transactions;

•	the customary nature of the representations, warranties and covenants of TFM in the Merger Agreement; and

•	the fact that the Merger Agreement limits TFM’s monetary liability in the event of breach by TFM to the Company Termination Fee plus the Expense Reimbursement;

•	the Strategic Transaction Committee’s and the Board’s views and opinions on the industry in which TFM participates and market competition;

•	the Strategic Transaction Committee’s and the Board’s understanding of the business operations, financial conditions, earnings and prospects of TFM, including the prospects of TFM as a standalone independent public company; and

•	the risk that prolonging the strategic and financial review process further could have resulted in the loss of a favorable opportunity to successfully consummate a transaction with equity funds managed by Management VIII.

In the course of making the determination that that the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, TFM and its stockholders (other than the Rollover Stockholders) and to recommend that TFM’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board also considered the Strategic Transaction Committee’s unanimous recommendation in favor of the Transactions.

In the course of their deliberations, the Strategic Transaction Committee and the Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

•	the potential upside in TFM’s strategic plan and the possibility that TFM would meet the November 17 Management Case (as defined in “Item 4. The Solicitation or Recommendation—Certain TFM Forecasts”) despite the significant execution risks adherent therein;

•	the fact that, subsequent to the completion of the Transactions, TFM will no longer exist as an independent public company and that the stockholders of TFM (other than the Rollover Stockholders) will have no ongoing equity interest in the Surviving Company, meaning that the stockholders of TFM (other than the Rollover Stockholders) will cease to participate in its future earnings or growth or to benefit from any increases in the value of the Shares;

•	following the expiration of the Go-Shop Period, the restrictions in the Merger Agreement on TFM’s ability to actively solicit competing takeover proposals;

•	the fact that in certain circumstances, including if TFM terminates the Merger Agreement to accept a superior proposal or if Parent or Purchaser terminates the Merger Agreement as a result of an Adverse Recommendation Change, TFM would be required to pay Parent the applicable Company Termination Fee and Expense Reimbursement, including the potential impact of the applicable Company Termination Fee and Expense Reimbursement on the willingness of other potential bidders to propose takeover transactions, although the Strategic Transaction Committee and the Board believed that the Company Termination Fee and the Expense Reimbursement were reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a competing proposal for TFM following the announcement of the Transactions;

•	the fact that TFM is required to provide Parent with notice of any competing takeover proposal and three business days to match any superior proposal and two business days to match any subsequent modifications to such superior proposal, although the Strategic Transaction Committee and the Board believed this would not preclude or unreasonably deter another party from making a competing takeover proposal for TFM following the announcement of the Transactions;

•	the risk that the Transactions might not be consummated in a timely manner or at all, including the risk that the Transactions will not occur if the Equity Financing and Debt Financing is not obtained, as Parent and Purchaser do not on their own possess sufficient funds to consummate the Transactions;

•	the fact that TFM’s ability to seek specific performance to cause the closing to occur is limited to circumstances where the marketing period for the Debt Financing has ended and the Debt Financing is funded, and that if the Debt Financing is not funded, TFM’s remedy is limited to the receipt of the $95 million Parent Termination Fee;

•	the fact that Parent and Purchaser are newly formed entities with essentially no assets other than the equity commitment of equity funds managed by Management VIII and the debt commitments of Barclays Bank PLC, Royal Bank of Canada, RBC Capital Markets, LLC, Jefferies Finance LLC, MIHI LLC, Macquarie Capital (USA) Inc., UBS AG, Stamford Branch and UBS Securities LLC, and that TFM’s remedy in the event of breach of the Merger Agreement by Parent or Purchaser may be limited to the receipt of the $95 million Parent Termination Fee and that under certain circumstances TFM may not be entitled to the Parent Termination Fee at all;

•	the fact that completion of the Transactions would require antitrust clearance in the United States and the satisfaction of certain other closing conditions, including that no material adverse effect on TFM has occurred, that are not entirely within TFM’s control;

•	the risks and costs to TFM if the Transactions do not close, including negative effects on the trading price of the Shares, the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business, vendor, landlord and customer relationships;

•	the restrictions on the conduct of TFM’s business prior to the consummation of the Transactions, requiring TFM to conduct its business in the ordinary course, which may delay or prevent TFM from undertaking business opportunities that may arise or any other actions TFM would otherwise take with respect to its operations pending consummation of the Transactions;

•	the fact that TFM has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Transactions are not consummated, TFM will be required to pay its own expenses associated with the Merger Agreement and the Transactions;

•	the fact that as an all-cash transaction the Transactions would be taxable to TFM’s stockholders for U.S. Federal income tax purposes, although the Strategic Transaction Committee and the Board believed that this was mitigated by the fact that the entire consideration payable in the Transactions would be cash, providing adequate cash for the payment of any taxes due; and

•	the fact that certain executive officers and directors of TFM may have interests in the Transactions that are different from, or in addition to, those of TFM’s stockholders (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of TFM”).

The foregoing discussion of the factors considered by the Strategic Transaction Committee and the Board is not intended to be exhaustive, but rather includes the principal factors considered by the Strategic Transaction Committee and the Board. The Strategic Transaction Committee collectively reached the conclusion to recommend the Transactions to the Board, and the Board collectively reached the conclusion to approve the Transactions, in light of the various factors described above and other factors that the members of the Strategic Transaction Committee and Board, as applicable, believed were appropriate. The Strategic Transaction Committee and the Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Strategic Transaction Committee and the Board viewed its positions and recommendation as being based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

As of March 23, 2016, the executive officers and directors of TFM beneficially owned, in the aggregate, 68,975 Shares (excluding Rollover Shares, Company Restricted Shares, Shares issuable upon exercise of Company Options and Shares issuable with respect to Company RSUs, Company DSUs or PSU Awards), representing approximately 0.1% of the then-outstanding Shares. To TFM’s knowledge, after making reasonable inquiry, each of TFM’s executive officers and directors currently intends to tender or cause to be tendered all Shares held of record or beneficially by such holder pursuant to the Offer (other than (i) Shares as to which such holder does not have discretionary authority, (ii) with respect to Ray Berry, any Rollover Shares beneficially owned by him and (iii) Shares which may be retained in order to facilitate estate and tax planning dispositions).

Each Rollover Stockholder has entered into the Rollover Agreement, pursuant to which such stockholder has agreed to exchange the Rollover Shares beneficially owned by such stockholder for an indirect equity interest in Parent. In order to effect such exchange, each Rollover Stockholder has also entered into the Support Agreement, pursuant to which such stockholder has agreed not to tender any Rollover Shares beneficially owned by such stockholder in the Offer.

Financial Analyses and Opinion

Opinion of TFM’s Financial Advisor

Pursuant to an engagement letter effective as of December 2, 2015, TFM retained J.P. Morgan as its financial advisor in connection with a potential transaction involving TFM.

At the meeting of the Board on March 11, 2016, J.P. Morgan rendered its oral opinion to the Board, which J.P. Morgan subsequently confirmed by the delivery of a written opinion dated March 11, 2016, that, as of that date and based upon and subject to the factors and assumptions set forth in J.P. Morgan’s written opinion, the per share consideration to be paid to the holders of Shares (other than Shares held in treasury, Appraisal Shares, and any Rollover Shares (each term as defined in the Merger Agreement) (collectively referred to as the “Excluded Shares”)) was fair, from a financial point of view, to such holders. No limitations were imposed by the Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. TFM’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Board and is directed only to the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares in the Transactions. J.P. Morgan’s written opinion does not constitute a recommendation to any TFM stockholder as to whether such stockholder should tender its Shares in the Offer or any other matter. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such written opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated March 11, 2016 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning TFM and the industries in which it operates;

•	compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of TFM with publicly available information concerning certain other companies J.P. Morgan deemed relevant, and reviewed the current and historical market prices of the TFM Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of TFM relating to the businesses of TFM; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of TFM with respect to certain aspects of the Transactions, the past and current business operations of TFM, the financial condition and future prospects and operations of TFM, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed, without assuming responsibility or liability for independent verification of the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by TFM or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of TFM under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best then-currently available estimates and judgments by management as to the expected future results of operations and financial condition of TFM to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof, dated March 11, 2016, provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by TFM, Parent and Purchaser in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan relied as to all legal, regulatory and tax matters relevant to the rendering of its opinion upon the assessments made by advisors to TFM with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on TFM or on the contemplated benefits of the Transactions.

The projections furnished to J.P. Morgan for TFM were prepared by the management of TFM. All such projections were used by J.P. Morgan at TFM’s direction (See “—Certain TFM Forecasts” under “Item 4. The Solicitation or Recommendation”).

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the per share consideration to be paid to holders of Shares (other than Excluded Shares) in the Transactions, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transactions to the holders of any Excluded Shares or any other class of securities, creditors or other constituencies of TFM or the underlying decision by TFM to engage in the Transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Transactions, or any class of such persons relative to the per share consideration to be paid to the holders of Shares in the Transactions or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the TFM Common Stock will trade at any future time, whether before or after the closing of the Transactions.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

The financial analyses summarized below include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

Public Trading Multiples.

Using publicly available information, J.P. Morgan compared selected financial data of TFM with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to TFM or aspects thereof.

The companies selected by J.P. Morgan were as follows:

Specialty food retail:

•	Fairway Group Holdings Corp.

•	Natural Grocers by Vitamin Cottage, Inc.

•	Smart & Final Stores, Inc.

•	Sprouts Farmers Market, Inc.

•	Whole Foods Market Inc.

Conventional food retail:

•	The Kroger Company

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered comparable to those of TFM based on sector participation, financial metrics and form of operations. However, certain of these companies may have characteristics that are materially different from those of TFM. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect TFM.

Multiples were based on closing stock prices on March 4, 2016. For each of the following analyses performed by J.P. Morgan, estimated financial data for the selected companies were based on information J.P. Morgan obtained from FactSet Research Systems, filings with the SEC and, in the case of TFM, the management of TFM. The multiples and ratios for each of the selected companies were based on such information. Among other calculations, with respect to TFM and the selected companies, J.P. Morgan calculated and compared the multiple of firm value, which we refer to as FV (calculated as the market value of the company’s common stock on a fully diluted basis, plus any debt and minority interest, less cash and cash equivalents), as of March 4, 2016 to estimated EBITDA for the 2016 fiscal year, adjusted for charges related to impairments and store closure costs (as calendarized to reflect TFM’s fiscal year end). J.P. Morgan also calculated and compared the multiple of price per share to estimated earnings per share, which we refer to as P/E, for the 2016 fiscal year (as calendarized to reflect TFM’s fiscal year end). Results of the analysis were presented for TFM and the selected companies, as indicated in the following table:

	FV to EBITDA	P/E
	2016E	2016E
Specialty Food Retail Low	7.2x	19.5x
Specialty Food Retail High	13.3x	28.7x
Specialty Food Retail Mean	8.9x	23.3x
Specialty Food Retail Median	8.0x	22.5x
Kroger	7.8x	16.4x
TFM (based on a median of broker reports and pricing as of Feb 10, 2016)	4.6x	11.9x

Based on the above analysis, J.P. Morgan then derived a multiple reference range of 4.5x-8.0x for the FV to estimated EBITDA ratios for 2016E, and a multiple reference range of 12.0x-20.0x for the P/E ratios for 2016E. J.P. Morgan then applied the FV to estimated EBITDA range to four sets of projections provided by TFM’s management (see “—Certain TFM Forecasts” under “Item 4. The Solicitation or Recommendation”) and the P/E ratio range to the November 17 Management Case only.

Applying such ratio ranges to those 2016E projections, the analysis indicated the following implied per share equity values of the TFM Common Stock, rounded to the nearest $0.25:

	November 17 Management Case		Comparable Growth Scenario (FV/EBITDA)	Gross Margin Scenario (FV/EBITDA)	Comparable Growth Scenario and Gross Margin Scenario (FV/EBITDA)
	P/E	FV/EBITDA
High	$25.50	$30.50	$29.75	$25.75	$26.25
Low	$15.25	$17.50	$17.00	$14.75	$15.25

J.P. Morgan compared the ranges of implied per share equity values for TFM Common Stock to (a) the closing price per share for TFM Common Stock of $22.82 on March 4, 2016 and (b) consideration per Share in the Transactions of $28.50 in cash.

Selected Transaction Analysis.

Using publicly available information, J.P. Morgan examined selected transactions involving businesses that J.P. Morgan judged to be analogous to TFM’s business or aspects thereof based on J.P. Morgan’s experience and familiarity with TFM’s industry. The transactions examined in the table below were selected by J.P. Morgan as relevant in evaluating the Transactions.

Acquiror	Target	Announcement Date
Sun Capital Partners, Inc.	Marsh Supermarkets Inc	April 2006
SuperValu Inc.	Albertsons Companies, Inc.	January 2006
The Kroger Company	Harris Teeter Supermarkets, Inc.	July 2013
Koninklijke Ahold N.V.	Delhaize Group	June 2015
The Kroger Company	Roundy’s Supermarkets Inc.	November 2015

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company’s firm value (based on the relevant transaction value) to the target company’s EBITDA for the twelve-month period prior to the announcement date of the applicable transaction, which is referred to in this section as LTM EBITDA.

Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan selected a multiple reference range of 7.0x-9.0x for FV to LTM EBITDA for TFM. After applying such range to the appropriate metrics for TFM, the analysis indicated the following range of implied per share equity value for the TFM Common Stock, rounded to the nearest $0.25:

November 17 Management Case:

	TFM Implied Per Share Equity Range
	FV / 2015P EBITDA*	FV / 2016E EBITDA
High	$36.50	$34.25
Low	$28.75	$27.00

*	Based on preliminary financial results for FY 2015 provided by TFM’s management.

J.P. Morgan compared the ranges of implied per share equity values for TFM Common Stock to (a) the closing price per share for TFM Common Stock of $22.82 on March 4, 2016 and (b) consideration per Share payable in the Transactions of $28.50 in cash.

Illustrative Discounted Cash Flow Analyses.

J.P. Morgan conducted illustrative discounted cash flow analyses for the purpose of determining the fully diluted equity value per share for the TFM Common Stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset, and taking into consideration the time value of money with respect to those future cash flows by calculating their present value. The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit after tax, adjusted for depreciation, capital expenditures, changes in net working capital and certain other expenses as applicable. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors.

J.P. Morgan conducted four illustrative discounted cash flow analyses using four sets of projections provided by TFM’s management (see the “—Certain TFM Forecasts” under “Item 4. The Solicitation or Recommendation”).

For each of the above scenarios, J.P. Morgan calculated the present value of unlevered free cash flows that TFM is expected to generate during fiscal years 2016 (ended January 2017) through 2025 (ended January 2026) for each of the November 17 Management Case, the Comparable Growth Scenario, the Gross Margin Scenario and the Comparable Growth and Gross Margin Scenario. J.P. Morgan also calculated a range of terminal values for TFM at January 31, 2026 by applying a perpetual growth rate ranging from 1.5% to 2.5% to the unlevered free cash flow of TFM during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values using a discount rate range of 9% to 10%, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of TFM. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for TFM net cash of $38 million as of April 30, 2016 based on estimates provided management. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

The adjusted present values were then divided by the number of fully diluted shares of TFM Common Stock outstanding as of January 31, 2016 to arrive at the following reference ranges of implied per share equity values for the TFM Common Stock, on a stand-alone basis rounded to the nearest $0.25:

	November 17 Management Case	Comparable Growth Scenario	Gross Margin Scenario	Comparable Growth Scenario and Gross Margin Scenario
High	$42.25	$32.75	$32.00	$26.00
Low	$33.75	$26.25	$25.50	$21.00

J.P. Morgan compared the ranges of implied per share equity values for the TFM Common Stock to (a) the closing price per share for TFM Common Stock of $22.82 on March 4, 2016 and (b) consideration per Share in the Transactions of $28.50 in cash.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to TFM, and none of the selected transactions reviewed was identical to the Transactions. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of TFM. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Transactions. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to TFM and the transactions compared to the Transactions.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise TFM with respect to the Transactions on the basis of such experience and its familiarity with TFM.

For financial advisory services rendered in connection with the Transactions (including the delivery of its opinion), TFM has agreed to pay J.P. Morgan a fee based on a percentage of the total transaction value which is expected to be approximately $15 million, $2 million of which was payable upon the delivery by J.P. Morgan of its opinion, and the remainder of which is contingent upon the consummation of the Transactions. In addition, TFM has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the Federal securities laws.

During the two years preceding the date of its opinion, neither J.P. Morgan nor its affiliates had any other material financial advisory or other material commercial or investment banking relationships with TFM other than that J.P. Morgan acted as TFM’s strategic advisor from October 2015 to March 2016 and received customary compensation in respect thereof. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Apollo Global Management, LLC and its affiliates (“Apollo”), for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on Apollo’s offering of debt securities in May 2014. During such period, J.P. Morgan and its affiliates have provided financial advisory, bank financing and debt and equity underwriting services to portfolio companies of Apollo that are unrelated to the Transactions, for which J.P. Morgan and its affiliates have received customary compensation. In addition, during such period, J.P. Morgan and its affiliates have provided treasury services to Apollo, for customary compensation. During the two year period up to January 31, 2016, the aggregate fees received by J.P. Morgan from TFM were $204,372 and from Apollo were $116,780,392. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of TFM or Apollo for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities. In addition, J.P. Morgan and its affiliates hold, in each case on a proprietary basis, less than 2% of the outstanding Shares and less than 1% of the outstanding common stock of Apollo.

Certain TFM Forecasts

Important Information Concerning TFM’s Forecasts

Other than quarterly and annual financial guidance provided to investors, which may cover such areas as sales and adjusted earnings per diluted share among other items, and which it may update from time to time, TFM does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in connection with the Strategic Transaction Committee’s and the Board’s review of strategic and financial alternatives and evaluation of the Transactions, TFM’s management prepared certain unaudited prospective financial information for the years 2016 through 2025, which included the November 17 Management Case (described in greater detail below). The November 17 Management Case was first developed by TFM management in November 2015 in connection with TFM management’s development of its strategic plan. The strategic plan and November 17 Management Case were presented to the Board on December 1-2, 2015, and the Board authorized the dissemination of the November 17 Management Case for the years 2016 through 2018 to potentially interested parties in the process leading to the Transactions, including to Management VIII.

At the time that the Board reviewed and authorized the use of the November 17 Management Case in December 2015, the Board also received certain sensitivity information regarding different assumptions as to revenue and gross margin in the event that TFM was not able to execute on its strategic plan or the timing of certain initiatives contained in the strategic plan was later than anticipated. In light of the overall softness of the financial markets, the continuing difficulty in macroeconomic trends in the specialty food retail industry, and TFM’s performance during the fourth quarter of 2015 and early 2016, at the request of the Strategic Transaction Committee TFM’s management prepared the Additional Scenario Information (as described in greater detail below) to reflect different assumptions as to revenue and gross margin based on these developments. The Additional Scenario Information was provided to the Strategic Transaction Committee and the Board for purposes of considering and evaluating the Transactions. The November 17 Management Case and the Additional Scenario Information were also provided to J.P. Morgan in connection with the rendering of J.P. Morgan’s opinion to the Board and in performing its related financial analyses, as described above under “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of TFM’s Financial Advisor”.

November 17 Management Case

The following is a summary of the unaudited prospective financial information for the years 2016 through 2025 prepared by TFM’s management (the “November 17 Management Case”), based on the information available to TFM’s management at the time the November 17 Management Case was developed. The November 17 Management Case was developed by TFM’s management as part of the development of management’s strategic plan and in connection with TFM’s review of strategic and financial alternatives. The projections contained in the November 17 Management Case for the years 2016 through 2018 were prepared by TFM’s management based on management’s strategic plan and the projections contained in the November 17 Management Case for the years 2019 through 2025 were developed by TFM management based on an extrapolation of estimates in the November 17 Management Case.

November 17 Management Case ($ in millions)
Fiscal Year(1)	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	$1,977	$2,278	$2,597	$2,888	$3,194	$3,496	$3,788	$4,062	$4,310	$4,525
EBITDA(2)	$179	$216	$256	$287	$322	$352	$382	$409	$434	$456
Unlevered free cash flow(3)	$26	$33	$63	$111	$140	$153	$165	$176	$186	$195

(1)	TFM’s fiscal year ends on the last Sunday of January (e.g., 2016E refers to the fiscal year ending on the last Sunday of January 2017).
(2)	EBITDA is defined as earnings before interest expense, provision for taxes and depreciation, net of impairments and store closure costs.
(3)	Free cash flow means tax-affected EBIT (earnings before interest expense and provision for taxes, net of impairments and store closure costs), plus depreciation and other noncash items, less capital expenditures and increases in working capital. Tax-affected EBIT is calculated by multiplying EBIT by a percentage equal to (i) 100% less (ii) TFM’s assumed tax rate (which is 37.70% for 2016E and 37.75% in all other years).

Additional Scenario Information: Comparable Growth Scenario

TFM’s management prepared an alternate version of the November 17 Management Case (the “Comparable Growth Scenario”), to sensitize the November 17 Management Case for the possibility of lower revenue growth over the projection period as compared to the November 17 Management Case. The Comparable Growth Scenario was prepared assuming that TFM management’s planned growth initiatives would be less effective and take longer to implement than as assumed under the November 17 Management Case.

Comparable Growth Scenario ($ in millions)
Fiscal Year(1)	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	$1,959	$2,232	$2,520	$2,802	$3,084	$3,361	$3,625	$3,868	$4,086	$4,290
EBITDA(2)	$174	$203	$233	$261	$289	$312	$333	$351	$367	$386
Unlevered free cash flow(3)	$23	$24	$47	$95	$119	$127	$133	$139	$143	$150

(1)	TFM’s fiscal year ends on the last Sunday of January (e.g., 2016E refers to the fiscal year ending on the last Sunday of January 2017).
(2)	EBITDA is defined as net income before interest expense, provision for taxes and depreciation, net of impairments and store closure costs.
(3)	Free cash flow means tax-affected EBIT (earnings before interest expense and provision for taxes, net of impairments and store closure costs), plus depreciation and other noncash items, less capital expenditures and increases in working capital. Tax-affected EBIT is calculated by multiplying EBIT by a percentage equal to (i) 100% less (ii) TFM’s assumed tax rate (which is 37.70% for 2016E and 37.75% in all other years).

Additional Scenario Information: Gross Margin Scenario

TFM’s management also prepared an alternate version of the November 17 Management Case (the “Gross Margin Scenario”), to sensitize the November 17 Management Case for the possibility of lower gross margins over the projection period as compared to the November 17 Management Case. The Gross Margin Scenario was prepared assuming greater investment in pricing and that TFM management’s initiatives to reduce shrink and improve TFM’s supply chain would be less effective than as assumed under the November 17 Management Case.

Gross Margin Scenario ($ in millions)
Fiscal Year(1)	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	$1,977	$2,278	$2,597	$2,888	$3,194	$3,469	$3,788	$4,062	$4,310	$4,525
EBITDA(2)	$149	$182	$217	$243	$274	$300	$325	$348	$370	$388
Unlevered free cash flow(3)	$11	$12	$38	$84	$110	$120	$130	$138	$146	$153

(1)	TFM’s fiscal year ends on the last Sunday of January (e.g., 2016E refers to the fiscal year ending on the last Sunday of January 2017).

(2)	EBITDA is defined as net income before interest expense, provision for taxes and depreciation, net of impairments and store closure costs.
(3)	Free cash flow means tax-affected EBIT (earnings before interest expense and provision for taxes, net of impairments and store closure costs), plus depreciation and other noncash items, less capital expenditures and increases in working capital. Tax-affected EBIT is calculated by multiplying EBIT by a percentage equal to (i) 100% less (ii) TFM’s assumed tax rate (which is 37.70% for 2016E and 37.75% in all other years).

Additional Scenario Information: Comparable Growth and Gross Margin Scenario

TFM’s management also prepared an alternate version of the November 17 Management Case (the “Comparable Growth and Gross Margin Scenario”), to sensitize the November 17 Management Case for the possibility of both lower revenue growth and lower gross margins over the projection period as compared to the November 2017 Management Case as described under each of the Comparable Growth Scenario and the Gross Margin Scenario above. The Comparable Growth Scenario, the Gross Margin Scenario and the Comparable Growth and Gross Margin Scenario are collectively referred to as the “Additional Scenario Information”.

Comparable Growth and Gross Margin Scenario ($ in millions)
Fiscal Year(1)	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	$1,959	$2,232	$2,520	$2,802	$3,084	$3,361	$3,625	$3,868	$4,086	$4,290
EBITDA(2)	$154	$180	$207	$232	$257	$277	$295	$311	$324	$340
Unlevered free cash flow(3)	$13	$10	$31	$77	$99	$105	$110	$114	$116	$122

(1)	TFM’s fiscal year ends on the last Sunday of January (e.g., 2016E refers to the fiscal year ending on the last Sunday of January 2017).
(2)	EBITDA is defined as net income before interest expense, provision for taxes and depreciation, net of impairments and store closure costs.
(3)	Free cash flow means tax-affected EBIT (earnings before interest expense and provision for taxes, net of impairments and store closure costs), plus depreciation and other noncash items, less capital expenditures and increases in working capital. Tax-affected EBIT is calculated by multiplying EBIT by a percentage equal to (i) 100% less (ii) TFM’s assumed tax rate (which is 37.70% for 2016E and 37.75% in all other years).

TFM’s management provided the non-GAAP measures included in the November 17 Management Case and the Additional Scenario Information to the Strategic Transaction Committee and the Board because TFM’s management believed such measures could be useful in evaluating the Transactions and other strategic and financial alternatives available to TFM. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, including earnings (loss). TFM’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

The summary of the November 17 Management Case and the Additional Scenario Information is included in this Schedule 14D-9 solely to give TFM stockholders access to certain financial information that was made available to the Strategic Transaction Committee, the Board and J.P. Morgan and, with respect to certain of this information, to Management VIII, and is not being included in this Schedule 14D-9 to influence a TFM stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The November 17 Management Case and the Additional Scenario Information were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The November 17 Management Case and the Additional Scenario Information summarized in this section were prepared by the management of TFM.

No independent registered public accounting firm provided any assistance in preparing the November 17 Management Case and Additional Scenario Information. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the November 17 Management Case or the Additional Scenario Information or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the November 17 Management Case and the Additional Scenario Information. The Ernst & Young LLP reports included in TFM’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016 relate solely to the historical financial information of TFM and to an assessment of TFM’s internal controls over financial reporting. Such reports do not extend to the November 17 Management Case and the Additional Scenario Information and should not be read to do so.

The November 17 Management Case and the Additional Scenario Information necessarily reflect numerous estimates and assumptions made by TFM’s management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to TFM’s business, all of which are difficult to predict and many of which are beyond TFM’s control. The November 17 Management Case and the Additional Scenario Information also reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

As such, the November 17 Management Case and the Additional Scenario Information constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, TFM’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in TFM’s reports filed with the SEC. There can be no assurance that the prospective results would be realized or that actual results would not be significantly higher or lower than forecast. For more information regarding the risks and uncertainties inherent in forward-looking information, see “—Forward-Looking Statements” under “Item 8. Additional Information”.

In particular, the November 17 Management Case and the Additional Scenario Information, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the November 17 Management Case and the Additional Scenario Information cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. In addition, the November 17 Management Case and the Additional Scenario Information would be affected by TFM’s ability to achieve strategic goals, objectives and targets over the applicable periods. The November 17 Management Case and the Additional Scenario Information also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the November 17 Management Case and the Additional Scenario Information is not fact and should not be relied upon as being necessarily indicative of future results.

The November 17 Management Case and the Additional Scenario Information were developed for TFM on a standalone basis without giving effect to the Transactions, and therefore the November 17 Management Case and the Additional Scenario Information do not give effect to the Transactions or any changes to TFM’s operations or strategy that may be implemented after the consummation of the Transactions, including any costs incurred in connection with the Transactions. Furthermore, the November 17 Management Case and the Additional Scenario Information do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.

The November 17 Management Case and the Additional Scenario Information summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. TFM undertakes no obligation, except as required by law, to update or otherwise revise the November 17 Management Case and the Additional Scenario Information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

By including the November 17 Management Case and the Additional Scenario Information in this Schedule 14D-9, neither TFM nor any of its affiliates or its or their respective representatives has made or makes any representation to any person regarding the information included in the November 17 Management Case and the Additional Scenario Information or the ultimate performance of TFM, Parent, the Surviving Company or any of their affiliates compared to the information contained in the November 17 Management Case and the Additional Scenario Information. TFM has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the November 17 Management Case or the Additional Scenario Information.

The inclusion of the November 17 Management Case and the Additional Scenario Information should not be regarded as an indication that TFM, TFM’s financial advisor, Parent, Purchaser, any of their respective affiliates or anyone who received the November 17 Management Case and the Additional Scenario Information then considered, or now considers, the November 17 Management Case and the Additional Scenario Information a reliable prediction of future events, and the November 17 Management Case and the Additional Scenario Information should not be relied upon as such. None of TFM, its financial advisor, Parent or Purchaser or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the November 17 Management Case and the Additional Scenario Information. None of TFM, its financial advisor, Parent or Purchaser or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct any information contained in the November 17 Management Case and the Additional Scenario Information if it is or becomes, or the underlying assumptions are or become, inaccurate (even in the short term).

The inclusion of the November 17 Management Case and the Additional Scenario Information herein should not be deemed an admission or representation by TFM that they are viewed by TFM as material information of TFM, and in fact, TFM does not view the November 17 Management Case or the Additional Scenario Information as material because of the inherent risks and uncertainties associated with such long range forecasts. The November 17 Management Case and the Additional Scenario Information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding TFM contained in this Schedule 14D-9 and TFM’s public filings with the SEC.

In light of the foregoing factors and the uncertainties inherent in the November 17 Management Case and the Additional Scenario Information, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the November 17 Management Case and the Additional Scenario Information.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

TFM has retained J.P. Morgan as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the Transactions and, in connection with such engagement, J.P. Morgan provided the opinion described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of TFM’s Financial Advisor,” which is filed as Annex A hereto and is incorporated herein by reference.

For information regarding TFM’s retention of J.P. Morgan, see “—Opinion of TFM’s Financial Advisor”, under “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion”.

Except as set forth above, neither TFM nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of TFM on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

During the past 60 days, except for (i) the scheduled vesting of Company RSUs and issuances by TFM of Shares with respect thereto, (ii) the scheduled vesting of Company Options, (iii) the grant of Company Options, Company RSUs and PSU Awards in the ordinary course, (iv) the forfeiture of certain PSU Awards in the ordinary course and (v) the entry into the Rollover Agreement and the Support Agreement, no transactions with respect to the Shares have been effected by TFM or, to TFM’s knowledge, any of TFM’s directors, executive officers, affiliates or any of TFM’s subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, TFM is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by TFM, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving TFM or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of TFM or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of TFM.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of TFM—Golden Parachute Compensation”, as it relates to TFM’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Regulatory Approvals

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “DOJ”) and certain waiting period requirements have been satisfied.

It is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by AP VIII Pomegranate Holdings, L.P., as the ultimate parent entity of Parent, of a Premerger Notification and Report Form concerning the Offer with the FTC and the DOJ, unless the waiting period is earlier terminated by the FTC. If within the 15 calendar day waiting period either the FTC or the DOJ were to issue a request for additional documentary material or information (a “Second Request”), the waiting period with respect to the Transactions would be extended until ten calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the DOJ terminated the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with consent of Parent. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the DOJ may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

The FTC and the DOJ frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s proposed acquisition of TFM. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the DOJ or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the DOJ have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, requiring disposition of those Shares, or the divestiture of substantial assets of the Purchaser, TFM, or any of their respective subsidiaries or affiliates, or seek other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the DOJ or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13—“Conditions of the Offer” of the Offer to Purchase.

AP VIII Pomegranate Holdings, L.P., as the ultimate parent entity of Parent, filed a Premerger Notification and Report Form on March 21, 2016. TFM filed a Premerger Notification and Report Form on March 21, 2016.

On March 25, 2016, the parties were informed that the FTC granted early termination of the waiting period under the HSR Act with respect to the Transactions. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

State Takeover Laws

TFM is incorporated under the laws of Delaware. In its certificate of incorporation, TFM has opted out of, and as such is not subject to, Section 203 of the DGCL which prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

TFM, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Parent and Purchaser do not know whether any of these laws will, by their terms, apply to the Transactions and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, Parent and Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Transactions, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Transactions, Parent and Purchaser may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Parent and Purchaser may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Transactions. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the Offer. See Section 13—“Conditions of the Offer” of the Offer to Purchase.

Stockholder Approval Not Required

If the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer, together with the Shares then owned by Purchaser (other than the Rollover Shares) is one Share more than 50% of the outstanding Shares, the Purchaser does not anticipate seeking the approval of TFM’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, but in any event no later than the date of, and immediately following, the payment for the Shares in the Offer, unless another date is agreed to in writing by Parent and TFM, without a stockholder vote to adopt the Merger Agreement or any other action by the stockholders of TFM, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time who have not properly tendered their Shares pursuant to the Offer and who have complied with the requirements under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the effective time of the Merger as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Stockholders should carefully review the full text of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Merger Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the “Court of Chancery”) and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS STATEMENT CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. The Board has fixed March 25, 2016 as the record date for the purposes of determining the stockholders entitled to receive this notice of appraisal. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance for purchase of the Shares occurs, and 20 days after the date of mailing of this notice, send to TFM at the address indicated below a written demand for appraisal of such Shares, which demand must reasonably inform TFM of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Merger Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Company will deliver an additional notice of the effective date of the Merger to those stockholders of TFM who made a written demand for appraisal pursuant to the first bullet above on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to The Fresh Market, Inc., 628 Green Valley Road, Suite 500, Greensboro, NC 27408, attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Merger Effective Time, but not thereafter, the Surviving Company, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120 day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. TFM is under no obligation to and has no present intention to file a petition and holders should not assume that TFM will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Merger Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Company a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Company or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Company the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Company, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Company and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Company.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although TFM believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor TFM anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Parent and TFM reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Company or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Company to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Company of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Merger Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Merger Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Merger Effective Time into the right to receive the Offer Price. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Merger Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as TFM has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Price by delivering to TFM a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger either within 60 days after the Merger Effective Time or thereafter with the written approval of TFM. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the Offer Price within 60 days after the Merger Effective Time.

If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of TFM’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of TFM desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Statement.

Litigation

None.

Forward-Looking Statements

This communication contains forward-looking statements in addition to historical information. TFM uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would” or any variations of these words or other words with similar meanings to identify such forward-looking statements. All statements that address activities, events or developments that TFM intends, expects or believes may occur in the future are forward-looking statements. These forward-looking statements may relate to such matters as TFM’s industry, business strategy, goals and expectations concerning TFM’s market position, future operations, future performance or results, margins, profitability, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of TFM’s stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for TFM will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require TFM to pay a termination fee or other expenses; (vii) risks regarding the failure to obtain the necessary financing to complete the proposed transaction; (viii) risks related to the debt financing arrangements entered into in connection with the proposed transaction; (ix) the effect of the announcement or pendency of the proposed transaction on TFM’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (x) risks related to diverting management’s attention from TFM’s ongoing business operations; (xi) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xii) other factors as set forth from time to time in TFM’s filings with the SEC, including its Form 10-K for the fiscal year ended January 31, 2016 and any subsequent Form 10-Qs. Any forward-looking statement made by TFM in this communication speaks only as of the date hereof. Factors or events that could affect the proposed transaction or cause TFM’s actual results to differ may emerge from time to time, and it is not possible for TFM to predict all of them. TFM undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

ITEM 9.	EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 25, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Pomegranate Holdings, Inc., Pomegranate Merger Sub, Inc. and Apollo Management VIII, L.P. on March 25, 2016 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Text of joint press release issued by The Fresh Market, Inc. and Apollo Global Management, LLC, dated March 14, 2016 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by The Fresh Market, Inc. with the Securities and Exchange Commission on March 14, 2016).

(a)(5)(B)	Rick Anicetti’s letter to employees dated March 14, 2016 (incorporated by reference to Exhibit 99.1 to The Fresh Market, Inc.’s Schedule 14D-9-C filed on March 14, 2016).

(a)(5)(C)	Talking Points for Store Managers distributed March 14, 2016 (incorporated by reference to Exhibit 99.2 to The Fresh Market, Inc.’s Schedule 14D-9-C filed on March 14, 2016).

(a)(5)(D)	Master Q&A distributed March 14, 2016 (incorporated by reference to Exhibit 99.3 to The Fresh Market, Inc.’s Schedule 14D-9-C filed on March 14, 2016).

(a)(5)(E)	Transcript of Rick Anicetti’s video presentation to Company employees occurring on March 16, 2016 (incorporated by reference to Exhibit 99.1 to The Fresh Market, Inc.’s Schedule 14D-9-C filed on March 16, 2016).

(a)(5)(F)	Opinion of J.P. Morgan Securities LLC, dated as of March 11, 2016 (included as Annex A to this Schedule 14D-9).

(a)(5)(G)	Text of Summary Advertisement, as published in the Wall Street Journal on March 25, 2016 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(5)(H)	Text of press release of Pomegranate Holdings, Inc. and Pomegranate Merger Sub, Inc. announcing the launch of the Tender Offer, dated March 25, 2016 (incorporated by reference to Exhibit (a)(5) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of March 11, 2016, by and among Pomegranate Holdings, Inc., Pomegranate Merger Sub, Inc. and The Fresh Market, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by The Fresh Market, Inc. with the Securities and Exchange Commission on March 14, 2016).

(e)(2)	Limited Guarantee, dated as of March 11, 2016, delivered by certain equity funds managed by Apollo Investment Fund VIII, L.P. in favor of The Fresh Market, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Confidentiality and non-disclosure agreement, dated as of December 9, 2015, between The Fresh Market, Inc. and Apollo Management VIII, L.P. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)	Rollover, Contribution and Exchange Agreement, dated as of March 12, 2016, by and among Pomegranate Holdings, Inc. and certain stockholders of The Fresh Market, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(5)	Support Agreement, dated as of March 12, 2016, by and among Pomegranate Holdings, Inc., Pomegranate Merger Sub, Inc. and certain stockholders of The Fresh Market, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(6)	Equity Commitment Letter, dated as of March 11, 2016, pursuant to which certain equity funds managed by Apollo Management VIII, L.P. have committed cash as capital to Pomegranate Holdings, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(g)	Not applicable.

Annex A—J.P. Morgan Securities LLC Opinion Letter, dated March 11, 2016.

Annex B—Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THE FRESH MARKET, INC.

By:	/s/ Scott Duggan
Name: Scott Duggan Title: Senior Vice President – General Counsel

Dated: March 25, 2016

ANNEX A

March 11, 2016

The Board of Directors

The Fresh Market, Inc.

628 Green Valley Road

Suite 500

Greensboro, NC 27408

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of The Fresh Market, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Pomegranate Holdings, Inc. (the “Acquiror”) and its wholly-owned subsidiary (the “Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $28.50 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than (i) shares accepted for payment by Acquisition Sub in the Offer and (ii) shares of Company Common Stock held in treasury, Appraisal Shares and Rollover Shares (each term as defined in the Agreement and all shares of Company Common Stock described in this clause (ii), the “Excluded Shares”), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated March 11, 2016 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock (other than the Excluded Shares) in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any Excluded Shares or other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Apollo Global Management, L.L.C. (“Apollo”), for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on Apollo’s offering of debt securities in May 2014. During such period, we and our affiliates have provided financial advisory, bank financing and debt and equity underwriting services to portfolio companies of Apollo that are unrelated to the Transaction, for which we and such affiliates have received customary compensation. In addition, during such period, we and our affiliates have provided treasury services to Apollo, for customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Apollo for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities. In addition, we and our affiliates hold, in each case on a proprietary basis, less than 2% of the outstanding common stock of the Company and less than 1% of the outstanding common stock of Apollo.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock (other than the Excluded Shares) in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any Schedule 14D-9 or proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval

Very truly yours,

  /s/ J.P. Morgan Securites LLC

J.P. MORGAN SECURITIES LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4